Exhibit 99.1




                                GRAPHIC OMITTED




                          GENETIC TECHNOLOGIES LIMITED

                              A.B.N. 17 009 212 328





                                Financial Report

                               for the year ended
                                  30 JUNE 2005

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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CORPORATE DIRECTORY

DIRECTORS
Dr. Mervyn Jacobson (Executive Chairman) Mr. Fred Bart (Deputy Chairman) Mr. Henry Bosch AO (Non-Executive) Mr. John S. Dawkins AO (Non-Executive) Mr. Robert
J. Edge (Non-Executive) Prof. Deon J. Venter (Executive)


COMPANY SECRETARY
Mr. Thomas G. Howitt


REGISTERED OFFICE
60-66 Hanover Street,
Fitzroy  Victoria   3065
Australia

Telephone:    +61 3 9415 1135
Facsimile:    +61 3 9417 2987
Email:        info@gtg.com.au


SHARE REGISTER                                         BANKERS
Computershare Investor Services Pty. Ltd.              St. George Bank Limited            KeyBank National Association
Level 2, 45 St. George's Terrace,                      333 Collins Street,                1130 Haxton Drive,
Perth  W.A.   6000                                     Melbourne  Victoria   3000         Fort Collins  CO   80525
Australia                                              Australia                          U.S.A.

Telephone:    +61 8 9323 2000
Facsimile:    +61 8 9323 2033
Website:      www.computershare.com.au


AUDITORS                                               STOCK EXCHANGES
Ernst & Young                                          Australian Stock Exchange          NASDAQ National Market
Chartered Accountants,                                     Code: GTG                          Ticker: GENE
The Ernst & Young Building,                            Stock Exchange Centre,             The NASDAQ Stock Market,
680 George Street,                                     2 The Esplanade,                   One   Liberty    Plaza,    165
Broadway,
Sydney  N.S.W.   2000                                  Perth  W.A.   6000                 New York  NY   10006
Australia                                              Australia                          U.S.A.


COMPANY WEBSITE
www.gtg.com.au

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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DIRECTORS' REPORT

The Directors submit their Report for the year ended 30 June 2005.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited in office during the financial year and until the date of this Report are stated below. Directors were in office for this entire period unless otherwise stated.

NAMES, QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

DR. MERVYN JACOBSON, MBBS (Executive Chairman)
Dr. Jacobson, 63, is a legally qualified Medical Practitioner and a co-founder of GeneType AG. He has 30 years' experience in working with new medical technology and in bringing new medical/biomedical goods and services to the market. Dr. Jacobson serves as adviser to biotechnology enterprises in USA, UK, Mexico and China. In February 2000, he was appointed by the Governor of Colorado to The Governor's Advisory Council in Biotechnology. Dr. Jacobson is also Chairman of the Board of Directors and Chief Executive Officer of XY, Inc., a biotechnology company based in Colorado, USA, and is a founding Director of the Colorado Biotechnology Association. In June 2004, Dr. Jacobson was invited to join the Scientific Advisory Board of the China National Animal Breeding Stock Export/Import Corporation Limited (CABS). He is also a member of the Australian Institute of Company Directors. Appointed to the Board on 15 May 2000, Dr. Jacobson was appointed as Executive Chairman on 31 August 2000 and serves on the Company's Nomination and Remuneration Committee. Dr. Jacobson also serves as Chairman of the Company's Canadian listed subsidiary Gtech International Resources Limited.

MR. FRED BART, (Deputy Chairman, Non-Executive)
Mr. Bart, 51, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas. He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries. He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited and is a member of the Australian Institute of Company Directors. He was appointed to the Board on 26 October 1996 and serves as Deputy Chairman. Mr. Bart also serves as a Director of the Company's Canadian listed subsidiary Gtech International Resources Limited.

MR. HENRY BOSCH AO, BA (Hons), MA (Non-Executive)
Mr. Bosch, 74, was appointed to the Board on 24 June 2005 and serves on the Company's Audit Committee. He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia's principal corporate regulator. He has also served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance. He has been chairman, or a director, of over thirty companies and other organisations operating in both the government and private sectors. He has served on a number of audit committees and is an Honorary Fellow of the Institute of Internal Auditors. His extensive business career has spanned the aluminium, steel, man-made fibres and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation. He was made an Officer of the Order of Australia in January 1991.

MR. JOHN S. DAWKINS AO, Dip Ag, BEc (Non-Executive)
Mr. Dawkins, 58, was appointed to the Board on 24 November 2004. He is Chairman of the Company's Nomination and Remuneration Committee and serves on its Audit Committee. Mr. Dawkins holds degrees in Agriculture from Roseworthy College and Economics from the University of Western Australia and, for 18 years, served in the Australian House of Representatives for the Australian Labor Party. From 1983 to 1993, he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer. His board appointments have included: Chairman, Medical Corporation of Australia; Sealcorp Holdings; Chairman, Elders Rural Bank; Government Relations Australia and Chairman, Retail Energy Market Company. He has consulted to a variety of international organisations including The World Bank Group, the OECD, UNDP, and UNESCO. He is a Patron of the Menzies School of Health Research and for three years was Treasurer of the International Agency for the Prevention of Blindness and for nine years a member of the Board of the Fred Hollows Foundation. He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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DIRECTORS (CONT.)

NAMES, QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES (CONT.)

MR. ROBERT J. EDGE, FCA (Non-Executive)
Mr. Edge, 55, was appointed to the Board on 19 April 2004 and serves as Chairman of the Company's Audit Committee. He is a Chartered Accountant, Official Liquidator and Tax Agent. He has extensive experience at Board level with a number of public companies in Australia and overseas. He is currently CEO of International All Sports Limited. Prior to his appointment, he was Managing Director of Global Technology Limited. He has been a partner in B.D.O. and Ernst & Young and, as a consultant to Ferrier Hodgson, managed the asset realisation and loans recovery program for the liquidation of Pyramid Building Society and the Farrow Group of Companies.

PROF. DEON J. VENTER, MB, PhD, MBA (Executive)
Prof. Venter, 49, was appointed to the Board on 17 March 2003. Up until March 2005, he was Head of the Cancer Functional Genomics Laboratory at the Murdoch Children's Research Institute in Melbourne, and Head of the Cancer Epidemiology Program, Department of Pathology at the University of Melbourne. He currently serves as Clinical Director of Pathology for the seven hospitals comprising the Mater Hospitals group in Brisbane, Queensland, and heads up the Molecular Genetics laboratory at the Mater Medical Research Institute. During the year, he was appointed as a Professor at the University of Queensland. He is a specialist pathologist, a Fellow of the Royal College of Pathologists of Australasia and the author of more than 80 papers on the genetics of cancer. He currently serves as a member of the Company's Nomination and Remuneration Committee.

MR. IAN A. DENNIS, BA, ACA
Mr. Dennis, 48, is a Chartered Accountant with experience as secretary and director of various publicly listed companies and trusts. He is a current director of Electro Optic Systems Holdings Limited and Global Properties Limited. He was appointed to the Board on 24 November 1994 and served as an Executive Director of the Company until his resignation on 24 November 2004. He served as Company Secretary of the Company until 30 June 2005.

COMPANY SECRETARY
MR. THOMAS G. HOWITT, BCom, ACA, FTIA, ACIS (Company Secretary and Chief Financial Officer)
Mr. Howitt, 41, a Chartered Accountant and member of the Taxation Institute of Australia and Institute of Chartered Secretaries, was appointed on 1 June 2004 as the group's first full-time Chief Financial Officer and as Company Secretary on 30 June 2005. During his 20 year career, he has served as CFO and Company Secretary for a number of public companies, listed on both the ASX and foreign stock exchanges. His experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialisation of innovative technologies. He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY AND RELATED BODIES CORPORATE As at the date of this Report, the interests of the Directors in the shares and options of Genetic Technologies Limited are as follows:

 DIRECTOR                               ORDINARY SHARES             OPTIONS OVER ORDINARY SHARES
 Dr. Mervyn Jacobson (refer note)         150,200,900                         2,000,000
 Mr. Fred Bart (refer note)                25,918,214                           500,000
 Mr. Henry Bosch AO                           185,000                                -
 Mr. John S. Dawkins AO                            -                                 -
 Mr. Robert J. Edge                                -                            500,000
 Prof. Deon J. Venter                              -                          1,000,000

Note: Dr. Jacobson also holds 130,000 options over ordinary shares in Gtech International Resources Limited, a controlled entity of the Company. Mr. Bart also controls 88,500 common shares in Gtech International Resources Limited.


EARNINGS PER SHARE

 Basic loss per share (cents per share)              (3.3)
 Diluted loss per share (cents per share)            (3.3)

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.


CORPORATE INFORMATION

CORPORATE STRUCTURE

Genetic Technologies Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure:


                                 GRAPHIC OMITTED


NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

The principal activities of the entities within the consolidated entity during the financial year were:

>>       Licensing of the Company's intellectual property;
>>       The provision of genetic testing services; and
>>       Research and development in the areas of genetics and related fields.

There have been no significant changes in the nature of these activities during the financial year.

EMPLOYEES

The consolidated entity employed 49 employees as at 30 June 2005 (2004: 40 employees).

GROUP OVERVIEW

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L. The Company undertook a series of mining exploration and development projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995. On 15 October 1999, the Company changed its status from a No Liability company to a company limited by shares. On 29 August 2000, the Company completed the acquisition of GeneType AG, a Swiss private company incorporated in 1989. GeneType had been formed by Dr. Mervyn Jacobson (Executive Chairman) and Dr. Malcolm Simons after they met in early 1989 and resolved to test the hypothesis developed by Dr. Simons that the non-coding or "junk" DNA regions in the human (and in particular the non-coding DNA of the human HLA gene complex on chromosome 6) was in reality not "junk", but a valuable and highly ordered reservoir of useful genetic information, overlooked by the scientific community up until that time.

As a result of the acquisition of GeneType, the Company changed its business focus from mining to biotechnology and changed its name to Genetic Technologies Limited to reflect that change.

The considerable ground-breaking research undertaken by GeneType since 1989 now forms the basis of the Company's significant intellectual property portfolio, including the family of "non-coding" analysis and mapping patents that are the cornerstones of the Company's licensing business.

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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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CORPORATE INFORMATION (CONT.)

GROUP OVERVIEW (CONT.)

The Company has also established a fee-for-service genetic testing business that has since grown to become the largest non-government operation of its type in Australia. The business performs a wide variety of genetic tests on humans, plants and animals and includes human diagnostics, forensics and sports performance tests.

The Company actively supports research and development in the area of genetics and, as at the date of this Report, supports five distinct projects, each of which is described in detail in the Operations Report.

OPERATING RESULTS FOR THE YEAR

During the financial year, the consolidated entity recorded considerable growth in gross revenues, from approximately $4.7 million in 2004 to in excess of $10.8 million for 2005, an increase of 130 percent. This increase resulted principally from significant growth in license revenues and annuities received. The net loss from operations of $10.4 million included abnormally high legal and patent expenses of approximately $4.5 million, relating largely to increased activity with the Company's patent dispute with Applera Corporation. A further $4.4 million of the loss was due to non-cash items, comprising amortisation of intangible assets ($3.5 million) and depreciation and amortisation of fixed assets ($0.9 million).

Whilst the 2005 financial year saw a significant increase in license fees received over the previous year, the patent dispute with Applera Corporation continued to demand significant attention from Management. In turn, this has slowed the rate at which the Company has been able to secure additional licenses to its valuable "non-coding" technology. In August 2005, the Company attended a third round of Court-mandated mediation with Applera and, as at the date of this Report, negotiations are continuing. A settlement of this matter should enable the Company accelerate its licensing program in the 2006 financial year. To assist in this regard, the Company is in discussions with several legal contractors in both North America and Europe who may provide additional resources in the pursuit of licenses.

The revenues from the Company's genetic testing business during the 2005 financial year saw a healthy increase of 16 percent over the corresponding figure for the prior year. Importantly, several additional tests were introduced during the year, including the unique ACTN3 sports performance test and a world-first test for infant epilepsy, which it is anticipated will start to generate meaningful sales during the 2006 financial year. Projected sales from these and other tests, coupled with a more concerted marketing campaign for the Company's services both domestically and overseas, will hopefully deliver increased growth in this core area of the group's business during the coming year.

During the 2005 year, the Company continued to fund five research and development projects, each of which has the potential to generate valuable intellectual property for the Company. These assets can then be commercially exploited either by outright sale or via some form of testing and/or licensing activity. The Company views this commitment to research as being fundamental to its long-term success.

REVIEW OF FINANCIAL CONDITION

Capital structure
During the financial year, the Company issued a total of 65,561,338 ordinary shares as a result of the exercise of 65,418,838 "Vendor" options, and 142,500 options that had been granted under the Company's Staff Share Plan. Refer Note 19 of the financial statements for further details. As at the date of this Report, the Company had a total of 362,389,899 fully paid ordinary shares on issue. All of these shares were listed on the Australian Stock Exchange, and on the NASDAQ National Market in the USA via the Company's American Depositary Receipts. As at 30 June 2005, a total of 13,333,333 ordinary shares were subject to voluntary escrow (refer ASX Additional Information).

Treasury policy
While the Company does not have a formal treasury policy, it follows industry accepted best practice by investing the Company's cash assets in a diverse range of interest-bearing deposits with several significant financial institutions.

Cash used in operations
During the financial year, the consolidated net cash flows used in operations increased by approximately $0.5 million due principally to increases in legal and patent fees, audit fees, administration fees and laboratory supplies, offset by an increase in cash receipts from customers amounting to $5.9 million. Overall, the group's consolidated cash assets increased by approximately 62% or $7 million during the 2005 financial year.

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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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CORPORATE INFORMATION (CONT.)

REVIEW OF FINANCIAL CONDITION (CONT.)

Liquidity and funding
On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the "Facility"). During the period up to 30 June 2005, the Company financed the acquisition of laboratory and other equipment under the Facility with a total value of $1,511,094.

As at the date of this Report, the Company had a credit card facility with St. George Bank Limited with a total credit limit of $110,000, of which $15,495 had been used as at that date.

RISK MANAGEMENT

The Company takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the group's objectives and activities are aligned with the risks and opportunities identified by the Board. The Company believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The detailed oversight of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. The Board believes that the Company is not yet sufficiently large to warrant the appointment of an internal auditor.

STATEMENT OF COMPLIANCE

The statement provided to the Board by the Executive Chairman and the Chief Financial Officer on the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control.


SHARE OPTIONS

UNISSUED SHARES UNDER OPTION

As at the date of this Report, there were 21,724,167 unissued ordinary shares in the Company under option. As at the reporting date, being 30 June 2005, there were 19,274,167 unissued ordinary shares under option. Refer Note 19 of the financial statements for further details regarding the options outstanding, which have been summarised as follows:

                                       AS AT THE DATE         AS
                                       OF THIS REPORT         AT
                                                         30 JUNE 2005
 Staff Share Plan options                 14,457,500       12,007,500
 Placement options                         6,666,667        6,666,667
 Other options                               600,000          600,000
                                       ---------------  --------------

 Total number of options outstanding      21,724,167      19,274,167
                                       ===============  ==============

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS

On 29 August 2000, shareholders approved the granting of 70,000,000 unlisted options to the vendors of GeneType AG as part of the consideration payable for the acquisition of that company by Genetic Technologies Limited. During the financial year, a total of 65,418,838 such "Vendor" options were exercised, raising a total of $13,083,768 for the Company. On 14 April 2005, a total of 416,776 Vendor options lapsed, unexercised.

Also during the financial year, a total of 142,500 options that had been granted under the Company's Staff Share Plan were exercised, raising a total of $75,075 for the Company. Refer Note 19 of the financial statements for further details.

No options have been exercised since the end of the financial year.


LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During the 2006 financial year, the consolidated entity will continue to focus on the expansion of its licensing and genetic testing businesses, both domestically and in overseas markets. It will also commit resources to the advancement of its five principal research and development programs with a view to generating valuable intellectual property for commercial exploitation. A settlement of the dispute with Applera Corporation should assist the Company to accelerate its licensing program and increase revenues.

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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 September 2004, the "Markman" hearing in the Company's patent infringement dispute against US biotech company Applera Corporation was held in the US District Court, Northern District of California, in San Francisco. The purpose of the Markman hearing is for the Court to rule definitively on the precise meaning of complex technical terms that appear within the Company's patent claims. Indeed, 15 separate terms within the Company's granted patent were jointly submitted by the parties for the Court to interpret and rule on. On 15 September 2004, Judge Hamilton ruled in the Company's favour in 13 out of the 15 terms and adopted definitions that were not inconsistent with the Company's position in respect of the remaining two. A first Court-mandated mediation conference took place in San Francisco on 14 December 2004. The parties subsequently agreed to continue this process and a further mediation conference was held on 16 February 2005. A third mediation conference was held on 16 August 2005. As at the date of this Report, negotiations between the parties are continuing.

On 24 November 2004, Mr. John Dawkins AO was appointed as a Non-Executive Director of the Company to replace Mr. Ian Dennis who had resigned as an Executive Director of the Company on that date. Mr. Dennis retained the position of Company Secretary until 30 June 2005 (refer below).

On 24 June 2005, Mr. Henry Bosch AO was appointed as a Non-Executive Director of the Company.

On 30 June 2005, Mr. Thomas Howitt was appointed as Company Secretary of the Company, replacing Mr. Ian Dennis who had resigned from that position on that date. Mr. Howitt also serves as the Company's Chief Financial Officer.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.


SIGNIFICANT EVENTS AFTER BALANCE DATE

On 7 July 2005, the Company announced that its disputes with the Auckland District Health Board, as the representative of all the New Zealand district health boards plus the New Zealand Blood Service (together "ADHB") had all been settled. Such disputes related to law suits filed in New Zealand in 2004 by ADHB against the Company's non-coding DNA analysis patent and its genomic mapping patent. As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other. Further, both parties agreed not to pursue the other in future, in relation to these patents. In addition, as part of the settlement, the Company granted commercial licences to its non-coding patents to one commercial and three government entities in New Zealand that together paid a total of NZD 450,000.

On 23 August 2005, the Company granted a total of 2,450,000 options under the Staff Share Plan. On the same date, the Company issued 20,000 fully paid ordinary shares in part consideration for the purchase of certain intellectual property.

On 2 September 2005, the Company completed the listing of its Level II American Depositary Receipts (ADRs) on the NASDAQ National Market in the USA. Each ADR comprises 30 of the Company's fully paid ordinary shares and trade under the ticker symbol GENE. The listing of the ADRs provides the Company with access to the vast North American capital markets and invaluable exposure for the Company to a wide range of US and European investors.


INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred as such a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its controlled entities, except where to do so would be prohibited by law. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

On 29 August 2000, as part of the acquisition of GeneType AG, Mr. Fred Bart, a Director, and Mr. Ian Dennis, a former Director, provided indemnities to the Company and the GeneType AG shareholders in respect of any undisclosed liabilities as at 15 May 2000. These indemnities ceased on 15 May 2005.

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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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REMUNERATION REPORT

This Report outlines the remuneration arrangements in place for Directors and Executives of Genetic Technologies Limited (the Company).

NOMINATION AND REMUNERATION COMMITTEE

The Nomination and Remuneration Committee of the Board of Directors of the Company, which was established on 21 April 2005, is responsible for determining and reviewing remuneration arrangements for the Directors, the Executive Chairman (CEO) and the senior management team. The Committee is chaired by an independent director, Mr. John Dawkins AO, and the other members are the CEO and Professor Deon Venter, who are both Executive Directors.

The Nomination and Remuneration Committee has been established to assess the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team. The details of the policy for achieving these objectives are being formulated.

REMUNERATION STRUCTURE

In accordance with best practice corporate governance, the structure of Non-Executive Director and senior manager remuneration is separate and distinct.

NON-EXECUTIVE DIRECTOR REMUNERATION

Objective
The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure
The Company's Constitution and the Australian Stock Exchange Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The latest determination was at the Annual General Meeting held on 18 November 1994, when shareholders approved an aggregate remuneration of $90,000 per year. The Board considers that in the light of this level of fees, and the present situation of the Company, it is appropriate for options to be made available to Directors.

The amount of aggregate remuneration sought to be approved by shareholders, the manner in which it is apportioned amongst Directors, and the policy of granting options to Directors, are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on a committee of the Board. A company associated with Mr. Fred Bart receives a fee in recognition of services provided to the Company.

EXECUTIVE DIRECTOR AND SENIOR MANAGEMENT REMUNERATION

Objective
The Company aims to reward Executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

>> reward Executives for Company and individual performance against targets set by reference to suitable benchmarks;

>>       align the interests of Executives with those of shareholders; and

>> ensure that the total remuneration paid is competitive by market standards.

The Nomination and Remuneration Committee is developing policies directed at achieving these objectives.

Structure
The remuneration paid to Executives is set with reference to prevailing market levels and typically comprises a fixed salary and option component. Options are granted to Executives in line with their respective levels of experience and responsibility. Details of the amounts paid and the numbers of options granted to Executives during the 2005 financial year are disclosed elsewhere in this Directors' Report.

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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

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REMUNERATION REPORT (CONT.)

EMPLOYMENT CONTRACTS

There are no employment contracts in place with any Director of the Company. The conditions of employment of Executives are covered by standard letters of employment and contain no unusual terms.

DIRECTOR REMUNERATION
                                          PRIMARY BENEFITS              POST EMPLOYMENT                 EQUITY
 NAME OF DIRECTOR                YEAR       SALARY/FEES        SUPERANNUATION        TERMINATION       OPTIONS         TOTALS
                                                 $                    $                   $               $              $
 Dr. Mervyn Jacobson             2005         300,000                                         -            -          300,000
                                                             -
                                 2004         300,000                                         -            -          300,000
                                                             -
 Mr. Fred Bart                   2005          30,000                2,700                    -            -           32,700
                                 2004          30,000                                         -            -           30,000
                                                             -
 Mr. Henry Bosch AO              2005                                                         -            -
                                         -                   -                                                     -
   (appointed 24 June 2005)      2004                                                         -            -
                                         -                   -                                                     -
 Mr. John S. Dawkins AO          2005          18,044                1,624                    -            -           19,668
   (appointed 24 November        2004                                                         -            -
   2004)                                 -                   -                                                     -
 Mr. Robert J. Edge              2005          30,000                2,700                    -         23,119         55,819
                                 2004           5,918                                         -            -            5,918
                                                             -
 Prof. Deon J. Venter            2005         109,038                2,804                    -         89,250        201,092
                                 2004         137,725                                         -         52,183        189,908
                                                             -
 Mr. Ian A. Dennis (note)        2005         207,440               20,175             37,396              -          265,011
   (resigned 24 November 2004)   2004         200,500               19,500                    -            -          220,000
                                         ------------------- -------------------- ------------------ ------------- --------------
 Totals                          2005         694,522               30,003             37,396          112,369        874,290
                                 2004         674,143               19,500                    -         52,183        745,826
                                         =================== ==================== ================== ============= ==============

Note: Mr. Dennis subsequently resigned as Company Secretary and an Executive of the Company on 30 June 2005.

EXECUTIVE REMUNERATION
                                          PRIMARY BENEFITS              POST EMPLOYMENT                 EQUITY
 NAME OF EXECUTIVE               YEAR       SALARY/FEES        SUPERANNUATION        TERMINATION       OPTIONS         TOTALS
                                                 $                    $                   $               $              $
 Mr. Thomas G. Howitt            2005         166,153               14,953                    -         21,253        202,359
                                 2004           8,000                  775                    -            -            8,775
 Mr. Geoffrey E. Newing          2005         100,000                                         -            -          100,000
                                                             -
   (appointed 15 November        2004                                                         -            -
   2004)                                 -                   -                                                     -
 Mr. Ian N. Christensen          2005         119,734               18,900                    -         18,075        156,709
                                 2004         113,415               18,200                    -            -          131,615
 Mr. W. Ian Smith                2005         130,165               11,714                    -            -          141,879
                                 2004         128,868               11,598                    -            -          140,466
 Ms. M. Luisa Ashdown            2005         118,480                8,974                    -            -          127,454
                                 2004         118,938               10,074                    -            -          129,012
 Dr. Adrian L.M. Hodgson         2005         120,579               10,852                 313             -          131,744
   (resigned 12 May 2005)        2004         133,267               11,003                    -         39,010        183,280
 Dr. Glenn Tong                  2005          46,780                4,210             14,623              -           65,613
   (resigned 29 October 2004)    2004         124,992               11,249                    -            -          136,241
                                         ------------------- -------------------- ------------------ ------------- --------------
 Totals                          2005         801,891               69,603             14,936           39,328        925,758
                                 2004         627,480               62,899                    -         39,010        729,389
                                         =================== ==================== ================== ============= ==============

                                       10

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

REMUNERATION REPORT (CONT.)

OPTIONS GRANTED AND VESTED AS PART OF REMUNERATION DURING THE YEAR ENDED 30 JUNE 2005

 NAME OF DIRECTOR                 NUMBER OF OPTIONS       GRANT DATE     EXERCISE      NUMBER       VALUE PER       VESTING
                                  VESTED     GRANTED                      PRICE      EXERCISED       OPTION           DATE
 Dr. Mervyn Jacobson              500,000        -            -             -           N/A            -               -
 Mr. Fred Bart                    125,000        -            -             -           N/A            -               -
 Mr. Henry Bosch AO                  -           -            -             -           N/A            -               -
 Mr. John S. Dawkins AO              -           -            -             -           N/A            -               -
 Mr. Robert J. Edge                  -        500,000   25 Nov. 2004      $0.48         N/A           $0.31      25 Nov. 2008
 Prof. Deon J. Venter             250,000         -           -             -           N/A            -               -
                                ----------- -----------
 Totals                           875,000     500,000
                                =========== ===========

 NAME OF EXECUTIVE                NUMBER OF OPTIONS       GRANT DATE     EXERCISE      NUMBER       VALUE PER       VESTING
                                  VESTED     GRANTED                      PRICE      EXERCISED       OPTION           DATE
 Mr. Thomas G. Howitt               -         750,000   6 Sept. 2004      $0.48         N/A           $0.14      6 Sept. 2008
 Mr. Geoffrey E. Newing             -            -            -             -           N/A            -               -
 Mr. Ian N. Christensen            75,000        -            -             -           N/A            -               -
 Mr. W. Ian Smith                  75,000        -            -             -           N/A            -               -
 Ms. M. Luisa Ashdown              75,000        -            -             -           N/A            -               -
                                ----------- -----------
 Totals                           225,000     750,000
                                =========== ===========

FAIR VALUES OF OPTIONS

The fair value of each option is estimated on the date of grant using a
Black-Scholes option-pricing model with the following weighted average assumptions used for grants made during the years ended 30 June 2005, 2004 and
2003, respectively.
                                          2005                 2004                  2003
Dividend yield                             -                     -                    -
Expected volatility                       55%                   89%                  63%
Historical volatility                     55%                   89%                  63%
Risk-free interest rate                  5.21%                 5.80%                5.09%
Expected life of options                5 years               6 years              6 years

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

 NAME OF DIRECTOR/EXECUTIVE              OPTIONS          GRANT DATE           EXPIRY DATE         WEIGHTED AVE. FAIR VALUE
 Dr. Mervyn Jacobson                    1,000,000        30 Nov. 2001         30 Nov. 2007                  $0.34
 Mr. Fred Bart                            250,000        30 Nov. 2001         30 Nov. 2007                  $0.34
 Mr. Robert J. Edge                       500,000        25 Nov. 2004        19 April 2010                  $0.31
 Prof. Deon J. Venter                     750,000        15 Dec. 2003         20 May 2009                   $0.36
 Mr. Ian A. Dennis                        500,000        30 Nov. 2001         30 Nov. 2007                  $0.34
 Mr. Thomas G. Howitt                     750,000        6 Sept. 2004         6 Sept. 2010                  $0.14
 Mr. Ian N. Christensen                   225,000        20 May 2003          20 May 2009                   $0.24
 Mr. W. Ian Smith                         150,000        30 Nov. 2001         30 Nov. 2007                  $0.34
 Ms. M. Luisa Ashdown                     150,000        30 Nov. 2001         30 Nov. 2007                  $0.34

Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods, resulting in an increase in employee benefits expense of $456,500 for the 2005 financial year (2004: $350,522). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures, i.e. options that do not vest.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity ceased active mining and exploration activities in previous years. As at the date of this Report, the consolidated entity retained an 18.11% (2004: 18.82%) direct equity interest in the Duketon Belt Joint Venture with Newmont Duketon Pty. Ltd. and Regis Resources N.L. in Western Australia. There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986. License requirements relating to waste disposal, water and air pollution exist in relation to mining activities. The Directors are not aware of any significant breaches of these regulations during the period covered by this Report.


DIRECTORS' MEETINGS

MEETING ATTENDANCES

The number of meetings of Directors (including meetings of Committees of Directors) held during the financial year, and the number of such meetings attended by each Director, were as follows:

                                                                                               NOMINATION AND REMUNERATION
                                       DIRECTORS' MEETINGS             AUDIT COMMITTEE                  COMMITTEE
                                     ELIGIBLE       ATTENDED       ELIGIBLE      ATTENDED        ELIGIBLE       ATTENDED
 Dr. Mervyn Jacobson                    5              5              -              -              1               1
 Mr. Fred Bart                          5              4              3              3              -               -
 Mr. Henry Bosch AO                     1              1              -              -              -               -
 Mr. John S. Dawkins AO                 4              4              1              1              1               1
 Mr. Robert J. Edge                     5              3              4              4              -               -
 Prof. Deon J. Venter                   5              5              2              4              1               1
 Mr. Ian A. Dennis                      1              1              -              -              -               -

Notes: During the year ended 30 June 2005, a total of 17 Circular Resolutions of the Directors were also passed. During the year ended 30 June 2005, one Circular Resolution was also passed by each Committee of the Board. Mr. Dawkins was appointed as a Director of the Company on 24 November 2004. Mr. Bosch was appointed as a Director of the Company on 24 June 2005. Mr. Dennis resigned as a Director of the Company on 24 November 2004. The auditor did not attend three meetings of the Audit Committee at the request of the Committee.

COMMITTEE MEMBERSHIP

As at the date of this Report, the Company had an Audit Committee and a Nomination and Remuneration Committee of the Board of Directors. The individuals who served as members of these Committees during the financial year were:

                                             AUDIT COMMITTEE                  NOMINATION AND REMUNERATION COMMITTEE
                                              PERIOD SERVED                               PERIOD SERVED
 Dr. Mervyn Jacobson                          Not applicable                      21 April 2005 to 30 June 2005
 Mr. Fred Bart                         1 July 2004 to 10 March 2005                       Not applicable
 Mr. Henry Bosch AO                    24 June 2005 to 30 June 2005                       Not applicable
 Mr. John S. Dawkins AO               10 March 2005 to 30 June 2005               21 April 2005 to 30 June 2005
 Mr. Robert J. Edge                    1 July 2004 to 30 June 2005                        Not applicable
 Prof. Deon J. Venter                  1 July 2004 to 24 June 2005                21 April 2005 to 30 June 2005
 Mr. Ian A. Dennis                            Not applicable                              Not applicable

Notes: The Nomination and Remuneration Committee was established on 21 April
       2005.
       Mr. Edge served as the Chairman of the Audit Committee.
       Mr. Dawkins served as the Chairman of the Nomination and Remuneration Committee.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

TAX CONSOLIDATION

Effective as from 1 July 2003, for the purposes of income tax, Genetic Technologies Limited and its wholly-owned controlled entities have formed a tax consolidation group. Members of the group plan to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned controlled entities on a pro-rata basis. In addition, the agreement will provide for the allocation of income tax liabilities between the entities should Genetic Technologies Limited, the chief entity, default on its tax payment obligations.


AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

AUDITOR INDEPENDENCE

The Directors have received a declaration from Ernst & Young, the auditor of Genetic Technologies Limited, as reproduced on page 49 of this Financial Report.

NON-AUDIT SERVICES

The following non-audit services were provided by the auditor of Genetic Technologies Limited, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that audit independence was not compromised.

Ernst & Young received, or are due to receive, the following amounts for the provision of non-audit services:

>>       Tax compliance services                                       $55,000
>>       AIFRS diagnostic                                              $14,000


Signed in accordance with a resolution of the Directors.





DR. MERVYN JACOBSON
Executive Chairman

Melbourne, 23 September 2005

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

CORPORATE GOVERNANCE STATEMENT

Corporate Governance is the system by which companies are controlled, and governance policies need to fit the circumstances of the company. Genetic Technologies Limited is moving rapidly from being an entrepreneurial start-up company towards being an established and profitable entity in which the governance system fully reflects the Principles and Recommendations of the ASX Corporate Governance Council. During the 2005 financial year, an Executive Director retired and two independent Non-Executive Directors, John Dawkins AO and Henry Bosch AO, were appointed. All members of the Audit Committee are now independent. A new Chief Financial Officer and Company Secretary, Tom Howitt, has been appointed and is located in Melbourne so that the finance and secretarial functions are now located with the Company's main operations.

The Board of Directors has adopted a number of policies and procedures which comply fully with the Principles and Recommendations of the ASX Corporate Governance Council and is in the process of developing others. The principal innovations made during the 2005 financial year are the establishment or adoption of:

>>       an Audit Committee, comprised of three independent Directors;
>>       a Nomination and Remuneration Committee, chaired by an independent
         Director;
>>       a Board Charter which defines the role of the Board and that of management;
>> a Board Protocol which clarifies the responsibilities of Directors and the Company's expectations of them;
>>       a Securities Trading Policy;
>>       a Continuous Disclosure Policy;
>>       a Shareholder Communications Policy; and
>>       a Code of Conduct.

Work is continuing on other areas of the Company's governance structure. The Company does not as yet meet ASX Recommendation 2.1, in that only three of the six Directors are independent; or Recommendations 2.2 and 2.3 in that the Chairman, Dr. Mervyn Jacobson, also serves as the Chief Executive Officer. Dr. Jacobson is one of the founders of the original company, GeneType AG, and the Board considers his position appropriate at the present stage of the Company's development. Further consideration will be given to satisfying the ASX Recommendations as the Company grows.

BOARD RESPONSIBILITY

The Board of Directors of Genetic Technologies Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

For further information on the corporate governance policies adopted by Genetic Technologies Limited, refer to the Company's website: www.gtg.com.au.

STRUCTURE OF THE BOARD

The skills, experience and expertise relevant to the position of director held by each Director in office at the date of the Annual Report is included in the Directors' Report, commencing on page 3 of this Financial Report. Directors of Genetic Technologies Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5 percent of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10 percent of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the Director in question to shape the direction of the Company's loyalty.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

CORPORATE GOVERNANCE STATEMENT (CONT.)

STRUCTURE OF THE BOARD (CONT.)

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Genetic Technologies Limited are considered to be independent:

NAME                             POSITION
Mr. Henry Bosch AO               Non-Executive Directo
Mr. John S. Dawkins AO           Non-Executive
Director Mr. Robert J. Edge      Non-Executive Director

There are procedures in place, as agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company's expense.

The approximate terms in office held by each Director in office at the date of this Report are as follows:

NAME                    TERM IN OFFICE            NAME                           TERM IN OFFICE
Dr. Mervyn Jacobson     5 years, 1 month          Mr. John S. Dawkins AO         10 months
Mr. Fred Bart           8 years, 11 months        Mr. Robert J. Edge             1  year, 5 months
Mr. Henry Bosch AO      3 months                  Prof. Deon J. Venter           2  years, 6 months

For additional details regarding Board appointments, please refer to the Company's website.

NOMINATION AND REMUNERATION COMMITTEE

On 21 April 2005, the Board established a Nomination and Remuneration Committee, which meets at least annually to ensure that the Board continues to operate within the established guidelines including, when necessary, selecting candidates for the position of Director. An independent consultant who is not a Director of the Company is available to attend meetings. As at the date of this Report, the members of the Nomination and Remuneration Committee were:

MR. JOHN S. DAWKINS AO (Chairman)    DR. MERVYN JACOBSON   PROF. DEON J. VENTER

For details of Directors' attendances at meetings of the Nomination and Remuneration Committee, refer to page 12 of the Directors' Report.

AUDIT COMMITTEE

The Board has established an Audit Committee which operates under a Charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-Executive Directors. As at the date of this Report, the members of the Audit Committee were:

MR. ROBERT J. EDGE (Chairman)    MR. HENRY BOSCH AO      MR. JOHN S. DAWKINS AO

For details of Directors' attendances at meetings of the Audit Committee, refer to page 12 of the Directors' Report.

REMUNERATION

It is the Company's objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant employment market conditions. A full discussion of the Company's remuneration philosophy and framework and the remuneration received by Directors and Executives during the 2005 financial year is included in the Remuneration Report, which is contained within the Directors' Report.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

STATEMENT OF FINANCIAL PERFORMANCE
Year ended 30 June 2005

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

REVENUES FROM ORDINARY ACTIVITIES                  2     10,853,463          4,712,785             7,414,352          1,543,820
Accounting and audit fees                         27      (530,597)          (303,481)             (523,530)          (294,926)
Administration expenses                                   (537,725)          (354,185)             (285,949)          (144,393)
Amortisation expenses                              3    (3,707,837)        (3,152,377)           (3,723,300)        (2,948,167)
Bad debt written off                                          -               (40,097)                 -                  -
Borrowing costs expense                            3       (69,965)           (23,652)              (54,347)            (9,087)
Contract research expenses                                (873,501)          (864,216)             (130,320)          (104,220)
Cost of assets sold                                       (463,512)          (248,154)               (4,556)          (164,893)
Depreciation expenses                              3      (727,748)          (558,740)               (7,692)            (8,606)
Employee benefits expense                               (4,476,250)        (3,732,111)           (1,933,871)        (1,475,442)
Foreign exchange losses                            3      (186,222)          (305,489)             (212,715)          (248,235)
Genetic testing expenses                                  (419,679)        (1,098,997)                 -                  -
Laboratory supplies                                     (1,265,946)          (719,613)                 -                  -
Legal and patent fees                                   (4,555,642)        (1,136,591)           (4,184,748)        (1,016,695)
License fees paid                                         (921,458)              -                 (899,374)              -
Marketing and promotion expenses                          (504,974)          (568,336)             (200,881)          (401,637)
Rent and outgoings                                        (495,749)          (443,770)              (69,069)           (69,891)
Write-down of investments in controlled entities              -                  -                 (959,045)        (8,342,022)
Other expenses from ordinary activities                 (1,278,647)        (1,230,311)             (883,720)          (705,358)
                                                      ---------------    ---------------       ---------------    ---------------

LOSS FROM ORDINARY ACTIVITIES
  BEFORE INCOME TAX EXPENSE                            (10,161,989)        10,067,335)           (6,658,765)        (14,389,752)

Income tax expense relating to ordinary           4       (258,243)          (399,872)             (258,243)          (399,872)
activities
                                                      ---------------    ---------------       ---------------    ---------------

LOSS FROM ORDINARY ACTIVITIES
  AFTER INCOME TAX EXPENSE                             (10,420,232)       (10,467,207)           (6,917,008)       (14,789,624)

Net loss attributable to outside equity interest  28       (46,292)          (235,684)                 -                  -
                                                      ---------------    ---------------       ---------------    ---------------

NET LOSS ATTRIBUTABLE TO MEMBERS OF
  GENETIC TECHNOLOGIES LIMITED                         (10,466,524)       (10,702,891)           (6,917,008)       (14,789,624)
                                                      ===============    ===============       ===============    ===============


Share issue costs                                             -              (350,000)                 -              (350,000)

Increase in foreign currency translation
  reserve arising on translation of
  self-sustaining foreign operations                        (3,319)            24,766                  -                   -
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL REVENUE, EXPENSES AND VALUATION
  ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF
  GENETIC TECHNOLOGIES LIMITED AND RECOGNISED
  DIRECTLY IN EQUITY                                        (3,319)          (325,234)                 -              (350,000)
                                                      ===============    ===============       ===============    ===============


TOTAL CHANGES IN EQUITY OTHER THAN THOSE
  RESULTING FROM TRANSACTIONS WITH OWNERS  AS
  OWNERS ATTRIBUTABLE TO MEMBERS OF GENETIC
  TECHNOLOGIES LIMITED                                 (10,469,843)      (11,028,1250            (6,917,008)       (15,139,624)
                                                      ===============    ===============       ===============    ===============


Basic loss per share (cents per share)            29          (3.3)              (3.9)

Diluted loss per share (cents per share)          29          (3.3)              (3.9)

                                       16

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

STATEMENT OF FINANCIAL POSITION
As at 30 June 2005

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
------------------------------------------------- --- --------------- -- --------------- ----- --------------- -- ---------------

CURRENT ASSETS
Cash assets                                        5     18,414,017         11,363,291            17,322,229         10,241,721
Receivables                                        6        695,859            302,182               150,034            152,744
Other financial assets                             7        583,449             38,655               164,626             38,655
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL CURRENT ASSETS                                     19,693,325         11,704,128            17,636,889         10,433,120
                                                      ---------------    ---------------       ---------------    ---------------

NON-CURRENT ASSETS
Receivables                                        8            -                  -              14,564,022         10,144,217
Other financial assets                             9        740,189            725,704             1,191,434          1,176,985
Property, plant and equipment                     10      2,606,067          1,851,589             1,406,321             15,736
Intangible assets                                 11     20,435,576         23,959,756            11,583,833         15,127,833
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL NON-CURRENT ASSETS                                 23,781,832         26,537,049            28,745,610         26,464,771
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL ASSETS                                             43,475,157         38,241,177            46,382,499         36,897,891
                                                      ---------------    ---------------       ---------------    ---------------

CURRENT LIABILITIES
Payables                                          12      3,004,693          1,931,766             2,514,639            623,663
Interest-bearing liabilities                      13        435,431                -                 435,431                -
Deferred revenue                                  14        481,478            665,896               164,085            362,845
Provisions                                        15        986,235            719,468               771,127            550,278
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL CURRENT LIABILITIES                                 4,907,837          3,317,130             3,885,282          1,536,786
                                                      ---------------    ---------------       ---------------    ---------------

NON-CURRENT LIABILITIES
Payables                                          16        700,000            700,000                   -               13,704
Interest-bearing liabilities                      17        907,981                -                 907,981                -
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL NON-CURRENT LIABILITIES                             1,607,981            700,000               907,981             13,704
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL LIABILITIES                                         6,515,818          4,017,130             4,793,263          1,550,490
                                                      ---------------    ---------------       ---------------    ---------------

NET ASSETS                                               36,959,339         34,224,047            41,589,236         35,347,401
                                                      ===============    ===============       ===============    ===============


EQUITY
Parent equity interest
  Contributed equity                              18     70,235,396         57,076,553            70,235,396         57,076,553
  Reserves                                        20        713,757            717,076                   -                  -
  Accumulated losses                              21   (34,154,340)       (23,687,816)          (28,646,160)       (21,729,152)
                                                      ---------------    ---------------       ---------------    ---------------

Total parent equity interest in equity                   36,794,813         34,105,813            41,589,236         35,347,401
Total outside equity interest                     28        164,526            118,234                   -                  -
                                                      ---------------    ---------------       ---------------    ---------------

TOTAL EQUITY                                             36,959,339         34,224,047            41,589,236         35,347,401
                                                      ===============    ===============       ===============    ===============

                                       17

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------


STATEMENT OF CASH FLOWS
Year ended 30 June 2005

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS USED IN OPERATING ACTIVITIES
Receipts from customers                                                      2,980,824
                                                          8,873,877                                6,634,614            747,663
Payments to suppliers and employees                     (15,800,395)        (9,946,736)            (8,616,831)        (4,107,261)
Interest received
                                                            544,334            466,842               521,486            450,852
Other income                                                                 1,246,743
                                                                                                                        106,158
                                                            657,965                                  221,912
Borrowing costs                                             (69,965)           (23,652)               (54,347)           (9,087)
                                                      ---------------    ---------------       ---------------    ---------------

NET CASH FLOWS USED IN OPERATING ACTIVITIES       22     (5,794,184)        (5,275,979)            (1,293,166)       (2,811,675)
                                                      ---------------    ---------------       ---------------    ---------------

CASH FLOWS PROVIDED BY/(USED IN)
  INVESTING ACTIVITIES
Proceeds from the sale of investments                          -               832,371                   -              573,813
Proceeds from the sale of plant and equipment               592,818               -                    4,556               -
Purchase of plant and equipment                            (618,301)          (796,406)               (71,039)           (7,478)
Advances to controlled entities                                -                  -                (4,419,805)       (3,609,294)
                                                      ---------------    ---------------       ---------------    ---------------

NET CASH FLOWS PROVIDED BY/(USED IN)
  INVESTING ACTIVITIES                                      (25,483)            35,965             (4,486,288)       (3,042,959)
                                                      ---------------    ---------------       ---------------    ---------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Proceeds from the issue of ordinary shares               13,158,843         11,242,452            13,158,843         11,242,452
Capital raising expenses                                       -              (350,000)                 -              (350,000)
Repayment of finance lease principal                       (285,131)              -                 (285,131)              -
Advances to controlled entities                                -                  -                  (13,750)              -
                                                      ---------------    ---------------       ---------------    ---------------

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES          12,873,712         10,892,452            12,859,962         10,892,452
                                                      ---------------    ---------------       ---------------    ---------------

NET INCREASE IN CASH HELD

                                                          7,054,045          5,652,438             7,080,508          5,037,818

Add: opening cash brought forward                        11,363,291          5,828,540            10,241,721          5,203,903

Less: effects of exchange rate changes on cash               (3,319)          (117,687)                 -                  -
                                                      ---------------    ---------------       ---------------    ---------------

CLOSING CASH CARRIED FORWARD                       5     18,414,017         11,363,291            17,322,229         10,241,721
                                                      ===============    ===============       ===============    ===============

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS
Year ended 30 June 2005

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a    BASIS OF ACCOUNTING

      The financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

(b)   CHANGES IN ACCOUNTING POLICIES

      The accounting policies adopted are consistent with those of the previous year with the exception of cash and cash equivalents. In order to align the Company's policy on cash with US GAAP and International Financial Reporting Standards, the definition of cash has changed from investments that a readily convertible within two workings days to those which are convertible within three months. There have been no adjustments to any classifications as a result of this change.

(c)   PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements are those of the consolidated entity, comprising Genetic Technologies Limited (the parent entity) and all entities that Genetic Technologies Limited controlled from time to time during the year and at the reporting date (30 June 2005). Information from the financial statements of the controlled entities is included from the date the parent company obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Acquisitions of controlled entitles are accounted for using the purchase method of accounting. The financial statements of controlled entities are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d)   FOREIGN CURRENCIES

      Translation of foreign currency transactions
      Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction. Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year. A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. All resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year.

      Translation of financial reports of overseas operations
      All overseas operations are deemed self-sustaining, as each is financially and operationally independent of Genetic Technologies Limited. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(e)   CASH AND CASH EQUIVALENTS

      Cash on hand and in banks and short-term deposits are stated at nominal value. For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within three months, net of outstanding bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is recognised as an expense as it accrues.

(f)   RECOVERABLE AMOUNT

      Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(g)   RECEIVABLES

      Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred. In determining whether amounts are uncollectible, management considers multiple factors including the aging of the accounts, historical bad debt experience and the general economic environment. Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis. Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

(h)   PROPERTY, PLANT AND EQUIPMENT

      Cost and valuation
      Property, plant and equipment are measured at cost, net of accumulated depreciation. Expenditures for upgrades, maintenance and repairs are expensed as incurred.

      Depreciation
      Depreciation is provided, on both straight-line and diminishing value bases, on all property, plant and equipment. Major depreciation and amortisation periods are:

                                                 2005                 2004
          Laboratory equipment               3 to 5 years         3 to 5 years
          Computer equipment                 2 to 5 years         2 to 5 years
          Office equipment                     2.5 years            2.5 years
          Equipment under hire purchase         3 years              3 years
          Leasehold improvements              Lease term           Lease term

(i)   LEASES AND HIRE PURCHASE AGREEMENTS

      Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

      Operating leases
      The Company has operating leases in respect of business premises. The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

      Finance leases and hire purchase agreements
      Leases and hire purchase agreements which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalise at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease or hire purchase liability of equal value is also recognised. Capitalised lease and hire purchase assets are amortised over the shorter of the estimated useful life of the assets and the term of the respective agreement. Minimum lease or hire purchase payments are allocated between interest expense and reduction of the lease or hire purchase liability, with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit. The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(j)   INTANGIBLES

      Patents
      Patents are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years. External costs incurred in filing, defending and protecting patent applications, for which no future benefit is reasonably assured, are expensed as patent fees, as incurred.

      Goodwill
      Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received. This is taken as being 20 years.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(k)   JOINT VENTURES

      Interests in joint venture operations are recognised by including in the respective classifications, the share of individual assets employed and share of liabilities and expenses incurred. Interests in such joint ventures are carried at the lower of the equity-accounted amount and the recoverable amount in the consolidated financial report. All joint ventures have been valued at nil and no revenues or expenses have been derived or incurred during the 2005 financial year.

(l)   RESEARCH AND DEVELOPMENT COSTS

      Research and development costs are expensed as incurred, except where future benefits are expected relating to development costs, beyond any reasonable doubt, to exceed those costs. Where development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

(m)   PAYABLES

      Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(n)   INTEREST-BEARING LIABILITIES

      All loans are measured at the principal amount. Interest is recognised as an expense as it accrues. Bills of exchange and promissory notes are carried at the principal amount plus deferred interest. Finance lease and hire purchase liabilities are determined in accordance with the requirements of AASB 1008 - Leases. Debentures, if any, are carried at the present value of the liability being the principal amount less debenture discount. Interest is recognised on an effective yield basis.

(o)   DEFERRED REVENUE

      License revenues and grants received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement. Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line basis over the term of the agreement. Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company's performance obligations are satisfied. Any costs incurred relating to this future revenue is also deferred.

(p)   PROVISIONS

      Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(q)   CONTRIBUTED EQUITY

      Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(r)   COMPARATIVES

      Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(s)   EARNINGS PER SHARE

      Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element. Diluted EPS is calculated as net profit attributable to members, adjusted for: costs of servicing equity (other than dividends); the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(t)   REVENUE RECOGNITION

      Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received net of the amounts of goods and services tax (GST). The following specific recognition criteria must also be met before revenue is recognised:

      Rendering of services
      Revenues from the rendering of services are recognised when the provision of these services is completed and the fee for the services provided is recoverable. Service arrangements are of short duration (in most cases less than three months).

      Interest revenue
      Interest income is recognised as it accrues.

      Research and development grants
      The Company receives non-refundable grants that assist the Company to fund specific research and development projects. These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements. Government grants are recorded as revenue when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured. When the Company is required to make cash payments or purchases from the issuer of the grant as a requirement for the grant to be issued, the income is recorded net of the consideration payable by the Company.

      Royalties and annuities
      The Company licenses the use of its patented genetic technologies. Royalties and annuities arising from these licenses are recognised when earned and no future performance is required by the Company, and collection is reasonably assured.

      License fee income
      License fee income is recorded on the execution of a binding agreement where the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured. Any securities received as a component of the upfront license fees are recorded as revenue, based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price at which securities were most recently issued by the licensee in the case of unlisted securities. The Company grants no refunds to its customers.

(u)   INCOME TAX

      Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(v)   GOODS AND SERVICES TAX

      Revenues, expenses and assets are recognised net of the amount of GST except: where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(w)   EMPLOYEE BENEFITS

      Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Employee benefit expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories. The value of the equity-based compensation scheme described in Note 19 is not being recognised as an employee benefits expense.


---------------------------------------------------------------------------------------------------------------------------------
                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

2.    REVENUES FROM ORDINARY ACTIVITIES

 REVENUES FROM OPERATING ACTIVITIES
 License fees received                                    5,935,300             291,621            5,935,300            291,621
 Rendering of services                                    2,391,948           2,056,883                 -                  -
 Royalties and annuities received                           635,193              93,819              635,193             93,819
                                                      ---------------     ---------------      ---------------    ---------------

 Total revenues from operating activities                 8,962,441           2,442,323            6,570,493            385,440
                                                      ---------------     ---------------      ---------------    ---------------

 REVENUES FROM NON-OPERATING ACTIVITIES
 Interest received                                          640,239             494,399              617,391            478,409
 Proceeds from the sale of investments                         -                832,371                 -               573,813
 Proceeds from the sale of plant and equipment              592,818                -                   4,556               -
 Grants received                                            578,094             832,970              146,628             20,059
 Rental recoveries - related parties                         60,884              78,900               60,884             78,900
 Rental recoveries - other parties                           14,400               7,199               14,400              7,199
 Other income                                                 4,587              24,623                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Total revenues from non-operating activities             1,891,022           2,270,462              843,859          1,158,380
                                                      ---------------     ---------------      ---------------    ---------------

 Total revenues from ordinary activities                 10,853,463           4,712,785            7,414,352          1,543,820
                                                      ===============     ===============      ===============    ===============


3.    EXPENSES AND LOSSES/(GAINS)

 EXPENSES
 Depreciation of non-current assets
    Laboratory equipment                                    612,955             471,844                 -                  -
    Computer equipment                                      100,859              77,640                5,140              5,551
    Office equipment                                         13,934               9,256                2,552              3,055
                                                      ---------------     ---------------      ---------------    ---------------

 Total depreciation of non-current assets                   727,748             558,740                7,692              8,606
                                                      ===============     ===============      ===============    ===============

 Amortisation of non-current assets
    Patents                                               3,500,280           3,127,007            3,544,000          2,948,167
    Goodwill                                                 23,900              23,900                 -                  -
    Equipment under hire purchase                           179,300                -                 179,300               -
    Leasehold improvements                                    4,357               1,470                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Total amortisation of non-current assets                 3,707,837           3,152,377            3,723,300          2,948,167
                                                      ===============     ===============      ===============    ===============


                                       23

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

3. EXPENSES AND LOSSES/(GAINS) (CONT.)

 EXPENSES (CONT.)
 Borrowing costs expense
    Interest paid on hire purchase agreements                41,974                -                  41,974               -
    Interest paid to related parties                           -                   -                     285              1,547
    Bank charges                                             27,991              23,652               12,088              7,540
                                                      ---------------     ---------------      ---------------    ---------------

 Total borrowing costs expense                               69,965              23,652               54,347              9,087
                                                      ===============     ===============      ===============    ===============

 LOSSES/(GAINS)
 Net gain on sale of investments                               -               (584,217)                -              (408,920)
 Net gain on sale of plant and equipment                   (129,306)               -                    -                  -
 Net foreign exchange losses                                186,222             305,489              212,715            248,235
4.       INCOME TAX

 INCOME TAX EXPENSE
 The prima facie tax, using tax rates applicable in the country of operation, on loss differs from the income tax provided in the financial statements as follows:

 Prima facie tax on loss from ordinary activities
    (charged at 30%) (2004: 30%)                        (3,048,597)       (3,020,201)             (1,997,630)        (4,316,926)

 Adjust for tax effect of permanent differences
    Amortisation of intangibles                            867,089           553,942               732,145              546,772
    Write-down of investments                              287,714              -                  287,714            2,502,607
    Non-deductible legal fees                            1,009,440              -                1,009,440                 -
    Research and development expenses                      (60,278)             -                   (9,774)                -
    Other non-deductible items                              13,313             6,515                 3,147                6,515
                                                      ---------------     ---------------      ---------------    ---------------

 Income tax (benefit)/expense arising from
    current year                                          (931,319)       (2,459,744)               25,042          (1,261,032)
 Withholding tax                                           258,243           399,872               258,243             399,872
 Tax losses and timing differences not brought to
    account                                                931,319         2,459,744                  -              1,261,032
 Tax losses utilised                                          -                 -                  (25,042)               -
                                                      ---------------     ---------------      ---------------    ---------------

 Income tax expense relating to ordinary
activities                                                 258,243           399,872               258,243             399,872
                                                      ===============     ===============      ===============    ===============

 INCOME TAX LOSSES
 Future income tax benefit arising from tax
 losses not recognised at reporting date as the
 realisation of the benefit is not virtually            (4,532,823)          (6,406,788)         (4,535,661)         (1,784,824)
 certain
                                                      ===============     ===============      ===============    ===============

This future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

TAX CONSOLIDATION
Effective 1 July 2003, for the purposes of income tax, Genetic Technologies
Limited and its 100% owned Australian controlled entities formed a tax consolidation group. Members of the group plan to enter into a tax sharing arrangement to allocate income tax expense to the wholly-owned controlled entities on an appropriate basis, prior to the lodgement of the consolidated income tax return. It is proposed that the agreements provide for the allocation of income tax liabilities between the entities should the chief entity default on its tax payment obligations. The head entity of the tax consolidated group is Genetic Technologies Limited.

                                       24

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

5.    CASH ASSETS

 Cash at bank                                             3,024,313           2,756,091            1,938,123          1,634,791
 Cash on hand                                                   270                 270                 -                  -
 Commercial bills of exchange                             8,170,183           7,000,000            8,170,183          7,000,000
 Term deposits                                            6,000,000                -               6,000,000               -
 Other deposits                                           1,219,251           1,606,930            1,213,923          1,606,930
                                                      ---------------     ---------------      ---------------    ---------------

 Total cash assets                                       18,414,017          11,363,291           17,322,229         10,241,721
                                                      ===============     ===============      ===============    ===============


6.    RECEIVABLES (CURRENT)

 Trade debtors                                              572,878             275,106               27,053            125,668
 Accrued interest                                           122,981              27,076              122,981             27,076
                                                      ---------------     ---------------      ---------------    ---------------

 Total current receivables                                  695,859             302,182              150,034            152,744
                                                      ===============     ===============      ===============    ===============


7.    OTHER FINANCIAL ASSETS (CURRENT)

 Prepayments                                                495,935                -                  77,112               -
 Performance bond                                            87,514              38,655               87,514             38,655
                                                      ---------------     ---------------      ---------------    ---------------

 Total current other financial assets                       583,449              38,655              164,626             38,655
                                                      ===============     ===============      ===============    ===============


8.    RECEIVABLES (NON-CURRENT)

 Loans to wholly-owned controlled entities                     -                   -              14,564,022         10,144,217
                                                      ---------------     ---------------      ---------------    ---------------

 Total non-current receivables                                 -                   -              14,564,022         10,144,217
                                                      ===============     ===============      ===============    ===============


9.    OTHER FINANCIAL ASSETS (NON-CURRENT)

 PREPAYMENTS                                                 83,836                -                  83,836               -
                                                      ---------------     ---------------      ---------------    ---------------

 INVESTMENTS IN OTHER ENTITIES
    Unlisted shares, at revalued amount                     656,353             725,704              656,353            725,704
                                                      ---------------     ---------------      ---------------    ---------------

 Total investments in other entities                        656,353             725,704              656,353            725,704
                                                      ---------------     ---------------      ---------------    ---------------

 INVESTMENTS IN CONTROLLED ENTITIES
    Unlisted shares, at revalued amount                        -                   -                 985,755             26,746
    Less: provision for diminution                             -                   -                 (959,045)             -
                                                      ---------------     ---------------      ---------------    ---------------
                                                               -                   -
    Net unlisted shares, at revalued amount                                                           26,710             26,746
                                                      ---------------     ---------------      ---------------    ---------------

    Listed shares, at revalued amount                          -                   -                 424,535            424,535
                                                      ---------------     ---------------      ---------------    ---------------

 Total investments in controlled entities         31           -                   -                 451,245            451,281
                                                      ---------------     ---------------      ---------------    ---------------

 Total non-current other financial assets                   740,189             725,704            1,191,434          1,176,985
                                                      ===============     ===============      ===============    ===============

                                       25

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
------------------------------------------------- --- --------------- -- --------------- ----- --------------- -- ---------------

10.   PROPERTY, PLANT AND EQUIPMENT

 Laboratory equipment, at cost                             2,346,886            2,559,945               -                  -
 Less: accumulated depreciation                           (1,437,727)           (954,078)               -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Net laboratory equipment                                   909,159           1,605,867                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Computer equipment, at cost                                520,490             355,098                83,989             32,806
 Less: accumulated depreciation                             (254,934)           (169,467)             (12,404)           (22,657)
                                                      ---------------     ---------------      ---------------    ---------------

 Net computer equipment                                     265,556             185,631               71,585             10,149
                                                      ---------------     ---------------      ---------------    ---------------

 Office equipment, at cost                                  105,930             112,121                5,709             18,493
 Less: accumulated depreciation                             (64,705)            (63,462)              (2,767)           (12,906)
                                                      ---------------     ---------------      ---------------    ---------------

 Net office equipment                                        41,225              48,659                2,942              5,587
                                                      ---------------     ---------------      ---------------    ---------------

 Equipment under hire purchase, at cost                   1,511,094                -               1,511,094               -
 Less: accumulated amortisation                            (179,300)               -                (179,300)              -
                                                      ---------------     ---------------      ---------------    ---------------

 Net equipment under hire purchase                        1,331,794                -               1,331,794               -
                                                      ---------------     ---------------      ---------------    ---------------

 Leasehold improvements, at cost                             64,160              12,902                 -                  -
 Less: accumulated amortisation                              (5,827)             (1,470)                -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Net leasehold improvements                                  58,333              11,432                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Total net property, plant and equipment                  2,606,067          1,851,589             1,406,321             15,736
                                                      ===============     ===============      ===============    ===============


 RECONCILIATION OF PROPERTY, PLANT AND EQUIPMENT
 Opening gross carrying amount                            3,040,066           2,118,407               51,299             43,821
 Add: additions purchased during the year                 2,129,395             921,659            1,582,133              7,478
 Less: disposals made during the year                      (620,901)               -               (32,640)                -
                                                      ---------------     ---------------      ---------------    ---------------

 Closing gross carrying amount                            4,548,560           3,040,066            1,600,792             51,299
                                                      ---------------     ---------------      ---------------    ---------------

 Opening accumulated depreciation/amortisation           (1,188,477)           (628,267)             (35,563)           (26,957)
 Add: depreciation/amortisation expense charged            (911,405)           (560,210)            (186,992)            (8,606)
 Less: disposals made during the year                       157,389                -                  28,084               -
                                                      ---------------     ---------------      ---------------    ---------------

 Closing accumulated depreciation/amortisation           (1,942,493)         (1,188,477)            (194,471)           (35,563)
                                                      ---------------     ---------------      ---------------    ---------------

 Total net property, plant and equipment                  2,606,067          1,851,589             1,406,321             15,736
                                                      ===============     ===============      ===============    ===============


 RECONCILIATION OF MOVEMENTS IN CONSOLIDATED PROPERTY, PLANT AND EQUIPMENT BY ASSET CATEGORY

                                                   OPENING        ADDITIONS       DISPOSALS      DEPRECIATION/        CLOSING
                                                   CARRYING      DURING YEAR     DURING YEAR      AMORTISATION        CARRYING
 ASSET CATEGORY                                     AMOUNT                                          EXPENSE            AMOUNT
                                                      $                $               $                $                $
                                               ---------------- --------------- --------------- ------------------ --------------

 Laboratory equipment                              1,605,867         375,203       (458,956)         (612,955)        909,159
 Computer equipment                                  185,631         183,279         (2,495)         (100,859)        265,556
 Office equipment                                     48,659           8,561         (2,061)          (13,934)         41,225
 Equipment under hire purchase                          -          1,511,094           -             (179,300)      1,331,794
 Leasehold improvements                               11,432          51,258           -               (4,357)         58,333
                                               ---------------- --------------- --------------- ------------------ --------------

 Totals                                            1,851,589       2,129,395       (463,512)         (911,405)      2,606,067
                                               ================ =============== =============== ================== ==============

                                       26
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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
------------------------------------------------- --- --------------- -- --------------- ----- --------------- -- ---------------

11.   INTANGIBLE ASSETS

 PATENTS
 Patents, at cost                                        36,055,878          36,307,956           20,970,000         20,970,000
 Less: accumulated amortisation                         (16,009,290)        (12,761,088)          (9,386,167)        (5,842,167)
                                                      ---------------     ---------------      ---------------    ---------------

 Net patents                                             20,046,588         23,546,868            11,583,833         15,127,833
                                                      ---------------     ---------------      ---------------    ---------------

 GOODWILL
 Goodwill, at cost                                         478,012             478,012                  -                  -
 Less: accumulated amortisation                            (89,024)            (65,124)                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Net goodwill                                              388,988             412,888                  -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Net intangible assets                                  20,435,576          23,959,756            11,583,833         15,127,833
                                                      ===============     ===============      ===============    ===============

 RECONCILIATION OF PATENTS
 Opening gross carrying amount                          36,307,956          29,728,336           20,970,000          14,470,000
 Add: patents acquired via the issue of shares                 -             6,500,000                  -             6,500,000
 Adjust for exchange rate movements                       (252,078)             79,620                  -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Closing gross carrying amount                          36,055,878          36,307,956           20,970,000          20,970,000
                                                      ---------------     ---------------      ---------------    ---------------

 Opening accumulated amortisation                       (12,761,088)         (9,533,017)         (5,842,167)        (2,894,000)
 Add: amortisation expense charged                       (3,500,280)         (3,127,007)         (3,544,000)        (2,948,167)
 Adjust for exchange rate movements                         252,078            (101,064)                -                  -
                                                      ---------------     ---------------      ---------------    ---------------
 Closing accumulated amortisation                       (16,009,290)        (12,761,088)         (9,386,167)        (5,842,167)
                                                      ---------------     ---------------      ---------------    ---------------
 Total net patents                                       20,046,588         23,546,868            11,583,833         15,127,833
                                                      ===============     ===============      ===============    ===============

 RECONCILIATION OF GOODWILL
 Opening gross carrying amount                             478,012             478,012                  -                  -
 Add: goodwill acquired                                        -                   -                    -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Closing gross carrying amount                             478,012             478,012                  -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Opening accumulated amortisation                           (65,124)            (41,224)                -                  -
 Add: amortisation expense charged                          (23,900)            (23,900)                -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Closing accumulated amortisation                           (89,024)            (65,124)                -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Total net goodwill                                        388,988             412,888                  -                  -
                                                      ===============     ===============      ===============    ===============


12.   PAYABLES (CURRENT)

 Trade creditors                                         2,581,609           1,845,542            2,108,557            554,260
 Other creditors                                            15,982              16,703                8,252              8,903
 Accrued expenses                                          407,102              69,521              397,830             60,500
                                                      ---------------     ---------------      ---------------    ---------------
 Total current payables                                  3,004,693           1,931,766            2,514,639             623,663
                                                      ===============     ===============      ===============    ===============

Payables for the consolidated entity include amounts due in US dollars of USD
1,262,327 (2004: USD 287,621), British pounds of GBP Nil (2004: GBP 20,500), New
Zealand dollars of NZD 247,491 (2004: NZD Nil), Swiss francs of CHF 4,370 (2004:
CHF 4,920), Canadian dollars of CAD 5,314 (2004: CAD 5,244) and European Euros of EUR 15,856 (2004: EUR Nil).

Payables for Genetic Technologies Limited include amounts due in US dollars of USD 1,262,327 (2004: USD 287,621), British pounds of GBP Nil (2004: GBP 20,500),
New Zealand dollars of NZD 247,491 (2004: NZD Nil) and European Euros of EUR
15,856 (2004: EUR Nil).

                                       27

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

13.   INTEREST-BEARING LIABILITIES (CURRENT)

 Hire purchase liability                           23      435,431                 -                435,431                -
                                                      ---------------     ---------------      ---------------    ---------------

 Total current interest-bearing liabilities                435,431                 -                435,431                -
                                                      ===============     ===============      ===============    ===============


14.   DEFERRED REVENUE (CURRENT)

 Annuities received in advance                             164,085              362,845             164,085             362,845
 Grant income received in advance                          317,393              303,051                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Total current deferred revenue                                                                     164,085
                                                            481,478             665,896                                 362,845
                                                      ===============     ===============      ===============    ===============


15.   PROVISIONS (CURRENT)

 Employee benefits
    Annual leave                                           199,115             160,174               54,435             52,926
    Long service leave                                     141,299             159,422               70,871             97,480
                                                      ---------------     ---------------      ---------------    ---------------

 Total employee benefits                           26      340,414                                  125,306
                                                                                319,596                                 150,406
                                                      ---------------     ---------------      ---------------    ---------------

 Withholding tax                                           645,821              399,872             645,821            399,872
                                                      ---------------     ---------------      ---------------    ---------------

 Total current provisions                                  986,235              719,468             771,127            550,278
                                                      ===============     ===============      ===============    ===============


16.   PAYABLES (NON-CURRENT)

 Unsecured loan                                            700,000              700,000                 -                  -
 Unsecured loan from controlled entity                         -                   -                    -                13,704
                                                      ---------------     ---------------      ---------------    ---------------

 Total non-current payables                                700,000             700,000                  -                13,704
                                                      ===============     ===============      ===============    ===============

The unsecured loan represents a non-interest bearing loan from the Australian
Commonwealth Government received under the Research & Development Start Program.
The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement. The loan will be repayable on or before 15 January 2009, if the Company commercialises a product as a result of the research covered under the grant. If no product is commercialised, the Company will recognise grant revenue after 15 January 2009, when the loan is no longer repayable and the balance of the loan will be recognised as grant income.
The costs associated with the research have been expensed.


---------------------------------------------------------------------------------------------------------------------------------
                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------


17.   INTEREST-BEARING LIABILITIES (NON-CURRENT)

 Hire purchase liability                           23      907,981                 -                907,981                -
                                                      ---------------     ---------------      ---------------    ---------------

 Total non-current interest-bearing liabilities            907,981                 -                907,981                -
                                                      ===============     ===============      ===============    ===============

                                       28
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--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

18.   CONTRIBUTED EQUITY

 ISSUED AND PAID-UP CAPITAL
 Fully paid ordinary shares                              70,235,396          57,076,553           70,235,396         57,076,553
                                                      ---------------     ---------------      ---------------    ---------------

 Total contributed equity                                70,235,396          57,076,553           70,235,396         57,076,553
                                                      ===============     ===============      ===============    ===============

 MOVEMENTS IN SHARES ON ISSUE                                        2005                                    2004
                                                          SHARES                $                  SHARES               $

 Balance at the beginning of the financial year         296,808,561          57,076,553           262,234,425        39,684,101
 Add: shares issued for cash
   Placement of shares                                         -                   -               13,333,333        10,000,000
   Exercise of options                                   65,561,338          13,158,843             4,574,136         1,242,452
   Less: capital raising expenses                              -                   -                      -            (350,000)
 Add: shares issued other than for cash                        -                   -               16,666,667         6,500,000
                                                      ---------------     ---------------      ---------------    ---------------

 Balance at the end of the financial year               362,369,899          70,235,396           296,808,561        57,076,553
                                                      ===============     ===============      ===============    ===============

TERMS AND CONDITIONS OF CONTRIBUTED EQUITY
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.


19.   OPTIONS

OPTIONS SUMMARY
As at 30 June 2005, the following options over ordinary shares in the Company were outstanding.

                                                                           WEIGHTED AVE.                          WEIGHTED AVE.
                                                           2005           EXERCISE PRICE           2004           EXERCISE PRICE

 Vendor options                                                -                -                65,835,614           $0.20
 Directors' options                                            -                -                 2,000,000           $0.45
 Staff Share Plan options                                12,007,500           $0.54              11,007,500           $0.55
 Placement options                                        6,666,667           $1.00               6,666,667           $1.00
 Other options                                              600,000           $0.70                    -                -
                                                      ---------------    ----------------     ---------------    ----------------

 Total number of options outstanding                     19,274,167           $0.70              85,509,781           $0.31
                                                      ===============    ================     ===============    ================

The movements in the number of options in each respective class are detailed below.

UNLISTED VENDOR OPTIONS
On 29 August 2000, shareholders approved the granting of 70,000,000 unlisted options to the vendors of GeneType AG as part of the consideration payable for the acquisition of that company by Genetic Technologies Limited. The options entitled the holder to acquire one ordinary share in the Company at a price of $0.20 at any time up to, and including, 14 April 2005. The movements in the numbers of Vendor options are as follows:

                                                                           WEIGHTED AVE.                          WEIGHTED AVE.
                                                           2005           EXERCISE PRICE           2004           EXERCISE PRICE

 Balance at the beginning of the financial year          65,835,614            $0.20             69,172,250           $0.20
 Less: options exercised during the year                (65,418,838)           $0.20             (3,336,636)          $0.20

 Less: options that lapsed during the year                 (416,776)           $0.20                   -                -
                                                      ---------------     ---------------     ---------------    ----------------

 Balance at the end of the financial year                      -                 -               65,835,614           $0.20
                                                      ===============     ===============     ===============    ================

The exercise of the Vendor options raised a total of $13,083,768 during the year ended 30 June 2005 (2004: $667,327).

                                       29
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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------


19. OPTIONS (CONT.)

UNLISTED DIRECTORS' OPTIONS
On 29 August 2000, shareholders approved the granting of 3,000,000 unlisted options to Directors of the Company. The options, which were issued at nil cost, entitled the holder to acquire one ordinary share in the Company at a price of $0.45 at any time up to, and including, 14 April 2005. The movements in the numbers of Directors' options are as follows:

                                                                           WEIGHTED AVE.                          WEIGHTED AVE.
                                                           2005           EXERCISE PRICE           2004           EXERCISE PRICE

 Balance at the beginning of the financial year           2,000,000            $0.45              3,000,000           $0.45
 Less: options exercised during the year                       -                 -               (1,000,000)          $0.45
 Less: options that lapsed during the year               (2,000,000)           $0.45                   -                -
                                                      ---------------     ---------------     ---------------    ----------------

 Balance at the end of the financial year                      -                 -                2,000,000           $0.45
                                                      ===============     ===============     ===============    ================

The exercise of the Directors' options raised a total of $Nil during the year ended 30 June 2005 (2004: $450,000).

UNLISTED STAFF SHARE PLAN OPTIONS
On 30 November 2001, the Directors of the Company established a Staff Share
Plan. Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grants options over the ordinary shares in the Genetic
Technologies Limited to directors, executives, consultants and employees of the consolidated entity. The options, which are granted at nil cost, are typically granted for a term of six years. In accordance with the terms of the Plan, options vest in four equal tranches commencing on the first anniversary of a holder's employment or similar status. The options are not transferable and are not quoted on the Australian Stock Exchange. As at 30 June 2005, there were four directors, four executives, eight consultants and 25 employees who held options that had been granted under the Plan. Options granted under the Plan carry no rights to dividends and no voting rights. The movements in the numbers of Staff
Share Plan options are as follows:

                                                                           WEIGHTED AVE.                          WEIGHTED AVE.
                                                           2005           EXERCISE PRICE           2004           EXERCISE PRICE

 Balance at the beginning of the financial year          11,007,500            $0.55              9,720,000           $0.55
 Add: options granted during the year                     2,330,000            $0.50              2,750,000           $0.51
 Less: options exercised during the year                   (142,500)           $0.53               (237,500)          $0.53
 Less: options that lapsed during the year                 (1,187,500)         $0.57             (1,225,000)          $0.49
                                                      ---------------     ---------------     ---------------    ----------------

 Balance at the end of the financial year                12,007,500            $0.54             11,007,500           $0.55
                                                      ===============     ===============     ===============    ================

The exercise of Staff Share Plan options raised a total of $75,075 during the year ended 30 June 2005 (2004: $125,125).

The numbers of Staff Share Plan options outstanding as at 30 June 2005 by ASX code, including the respective dates of expiry and exercise prices, are as follows:

                                                                           WEIGHTED AVE.                          WEIGHTED AVE.
                                                           2005           EXERCISE PRICE           2004           EXERCISE PRICE

 GTGAA (expiring 6 September 2010)                          750,000            $0.48                   -                -
 GTGAC (expiring 19 April 2010)                             500,000            $0.48                   -                -
 GTGAI (expiring 30 November 2007)                        1,750,000            $0.56              2,075,000           $0.56
 GTGAM (expiring 30 November 2007)                        4,250,000            $0.61              4,250,000           $0.61
 GTGAO (expiring 30 November 2007)                          902,500            $0.49              1,057,500           $0.49
 GTGAP (expiring 20 May 2009)                             1,000,000            $0.48              1,000,000           $0.48
 GTGAQ (expiring 20 May 2009)                             1,600,000            $0.44              1,600,000           $0.44
 GTGAS (expiring 20 May 2009)                               175,000            $0.38                175,000           $0.38
 GTGAW (expiring 15 December 2009)                             -                 -                  750,000           $0.59
 GTGAZ (expiring 27 February 2010)                          580,000            $0.56                   -                -
 GTGAZ (expiring 27 February 2010)                          500,000            $0.49                   -                -
                                                      ---------------     ---------------     ---------------    ----------------

 Balance at the end of the financial year                12,007,500            $0.54             11,007,500           $0.55
                                                      ===============     ===============     ===============    ================

                                       30
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--------------------------------------------------------------------------------


19. OPTIONS (CONT.)

UNLISTED PLACEMENT OPTIONS
On 4 September 2003, the Company completed an institutional placement to raise a total of $10 million by way of a placement of 13,333,333 ordinary shares at an issue price of $0.75 cents each. Under the terms of the placement, subscribers were allotted one free option for each two shares subscribed which entitles the holder to acquire one ordinary share in the Company at a price of $1.00 at any time up to, and including, 30 September 2005. The movements in the numbers of these options are as follows:

                                                                           WEIGHTED AVE.                          WEIGHTED AVE.
                                                           2005           EXERCISE PRICE           2004           EXERCISE PRICE

 Balance at the beginning of the financial year           6,666,667            $1.00                   -                -
 Add: options granted during the year                     2,330,000            $0.50              6,666,667           $1.00
 Less: options exercised during the year                       -                 -                     -                -
 Less: options that lapsed during the year                     -                 -                     -                -
                                                      ---------------     ---------------     ---------------    ----------------

 Balance at the end of the financial year                 6,666,667            $1.00              6,666,667           $1.00
                                                      ===============     ===============     ===============    ================

 UNLISTED OTHER OPTIONS
 On 2 August 2001, the Company announced that it had entered into an agreement with GTH Capital (now GMCG, LLC, "GMCG") of New York, USA to pursue the listing of its Level II American Depositary Receipts ("ADRs") on the National
Association of Securities Dealers Automated Quotations ("NASDAQ"). In accordance with the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.70 to GMCG within three years. The issue of the options, which have a contractual life of six years and which vest on the date of grant, is subject to meeting specified performance criteria in achieving the NASDAQ listing.
During the year ended 30 June 2005, GMCG was entitled to receive 600,000 of the options, based on meeting certain performance criteria, which were subsequently granted on 27 October 2004. On 2 September 2005, the Company achieved the listing of the ADRs. The movements in the numbers of these options are as follows:

                                                                           WEIGHTED AVE.                          WEIGHTED AVE.
                                                           2005           EXERCISE PRICE           2004           EXERCISE PRICE

 Balance at the beginning of the financial year                -                 -                     -                -
 Add: options granted during the year                       600,000            $0.70                   -                -
 Less: options that lapsed during the year                     -                 -                     -                -
                                                      ---------------     ---------------     ---------------    ----------------

 Balance at the end of the financial year                   600,000            $0.70                   -                -
                                                      ===============     ===============     ===============    ================



---------------------------------------------------------------------------------------------------------------------------------
                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

20.   RESERVES

 Foreign currency translation                               713,757             717,076                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

 Total reserves                                             713,757             717,076                 -                  -
                                                      ===============     ===============      ===============    ===============

 RECONCILIATION OF FOREIGN CURRENCY TRANSLATION RESERVE
     Balance at the beginning of the financial              717,076             692,310                 -                  -
                                          year
 Add: net translation adjustment                                                24,766                  -                  -
                                                          (3,319)
                                                      ---------------     ---------------      ---------------    ---------------

 Balance at the end of the financial year                   713,757             717,076                 -                  -
                                                      ===============     ===============      ===============    ===============


21.   ACCUMULATED LOSSES

 Balance at the beginning of the financial             (23,687,816)        (12,984,925)         (21,729,152)        (6,939,528)
 year
 Add: net loss attributable to members of
  Genetic Technologies Limited                         (10,466,524)        (10,702,891)          (6,917,008)       (14,789,624)
                                                      ---------------     ---------------      ---------------    ---------------

 Balance at the end of the financial year              (34,154,340)        (23,687,816)         (28,646,160)       (21,729,152)
                                                      ===============     ===============      ===============    ===============

                                       31
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--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

22.   STATEMENT OF CASH FLOWS

 RECONCILIATION OF OPERATING LOSS
 Reconciliation of the operating loss after income tax to net cash flows used in operating activities is as follows:

 Operating loss after income tax                        (10,420,232)        (10,467,207)         (6,917,008)        (14,789,624)

 Adjust for non-cash items
   Amortisation expenses                                  3,707,837            3,152,37            3,723,300          2,984,167
   Depreciation expenses                                    727,748             558,740                7,692              8,606
   Unrealised foreign exchange losses                        69,351             195,084               69,351             23,824
   Write-down of investment in controlled entities             -                   -                      36          8,342,022

   Profit on sale of investments                           (129,306)           (584,217)               -               (408,920)

 Adjust for changes in assets and liabilities
   (Increase)/decrease in debtors                           (180,323)           322,362              216,064            713,390
   (Increase)/decrease in accrued interest                   (95,905)           (27,076)             (95,905)           (27,076)
   (Increase)/decrease in prepayments                       (579,771)               -               (160,948)              -
   (Increase)/decrease in other financial assets             (48,859)            11,095              (48,859)            11,095

   Increase/(decrease) in creditors                         735,346             398,088            1,553,692             (466,053)
   Increase/(decrease) in accrued expenses                  337,581              32,500              337,330             32,500
   Increase/(decrease) in provisions                        266,767             466,379              220,849            437,549
   Increase/(decrease) in deferred revenue                  (184,418)           665,896              (198,760)          362,845
                                                      ---------------     ---------------      ---------------    ---------------

 Net cash flows used in operating activities              (5,794,184)         (5,275,979)          (1,293,166)        (2,811,675)
                                                      ===============     ===============      ===============    ===============

 RECONCILIATION OF CASH
 Cash at bank                                             3,024,313           2,756,091            1,938,123          1,634,791
 Cash on hand                                                   270                 270                 -                  -
 Commercial bills of exchange                             8,170,183           7,000,000            8,170,183          7,000,000
 Term deposits                                            6,000,000                -               6,000,000               -
 Other deposits                                           1,219,251           1,606,930            1,213,923          1,606,930
                                                      ---------------     ---------------      ---------------    ---------------

 Total cash assets                                       18,414,017          11,363,291           17,322,229         10,241,721
                                                      ===============     ===============      ===============    ===============

 FINANCING FACILITIES AVAILABLE
 As at reporting date, the following financing facilities had been negotiated and were available:

 Total facilities
   Hire purchase facility                                 2,500,000                -               2,500,000                -
   Credit cards                                             110,000             110,000              110,000            110,000

 Facilities used as at reporting date
   Hire purchase facility                                 1,511,094                -               1,511,094               -
   Credit cards                                              16,772               6,706               16,772              6,706

 Facilities unused as at reporting date
   Hire purchase facility                                   988,906                -                 988,906               -
   Credit cards                                              93,228             103,294               93,228            103,294

 NON-CASH ACTIVITIES
 Hire purchase transactions                               1,511,094                -               1,511,094               -

During the financial year, the consolidated entity acquired plant and equipment with an aggregate fair value of $1,511,094 by means of a hire purchase agreement
(refer Note 23).

                                       32
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--------------------------------------------------------------------------------


                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

23.   EXPENDITURE COMMITMENTS

 HIRE PURCHASE EXPENDITURE COMMITMENTS
  Minimum hire purchase payments
  - not later than one year                                516,913                  -               516,913                 -
  - later than one year but not later than five years      971,824                  -               971,824                 -
  - later than five years                                      -                    -                   -                   -
                                                      ---------------     ---------------      ---------------    ---------------

   Total minimum hire purchase payments                  1,488,736                  -             1,488,736                 -
   Less: future finance charges                           (145,324)                 -              (145,324)                -
                                                      ---------------     ---------------      ---------------    ---------------

   Aggregate hire purchase expenditure
    contracted for as at reporting date                  1,343,412                  -             1,343,412                 -
                                                      ===============     ===============      ===============    ===============

  Aggregate expenditure commitments comprise:
  Current liability                                        435,431                  -               435,431                 -
  Non-current liability                                    907,981                  -               907,981                 -
                                                      ---------------     ---------------      ---------------    ---------------

  Total expenditure commitments                          1,343,412                  -             1,343,412                 -
                                                      ===============     ===============      ===============    ===============

On 14 January 2005, the Company executed a Master Asset Finance Agreement with
National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the "Facility"). During the period up to 30 June 2005, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,511,094. Each of the Company's Australian-resident controlled entities has provided a guarantee to the Company in respect of the Facility.


 LEASE EXPENDITURE COMMITMENTS
  Minimum lease payments
  - not later than one year                                442,612             442,612               64,400             64,400
  - later than one year but not later than five years    1,545,047           1,609,447               32,200             96,600
  - later than five years                                  945,529           1,323,741                   -                  -
                                                      ---------------     ---------------      ---------------    ---------------

   Aggregate lease expenditure contracted
    for as at reporting date                             2,933,188           3,375,800               96,600            161,000
                                                      ===============     ===============      ===============    ===============

Operating leases relate to office and laboratory premises in Fitzroy, Victoria and office premises in Sydney, New South Wales that were occupied by the Company during the financial year. The lease over the Fitzroy premises expires on 14 December 2011, whilst the lease on the Sydney premises expires on 31 December 2006. The Company has options to extend both leases over the premises at their expiration for a further ten years, in the case of the Fitzroy premises, and for a further three years, in the case of the Sydney premises. The Fitzroy premises are owned by Bankberg Pty. Ltd., a company associated with the Company's Executive Chairman, Dr. Mervyn Jacobson (refer Note 30). The operating lease contracts contain market review clauses in the event that the Company exercises its options to renew. The Company does not have an option to purchase the leased assets at the expiry of the lease periods.


CAPITAL EXPENDITURE COMMITMENTS
As at 30 June 2005, the Company holds an 18.11% (2004: 18.82%) direct equity interest in the Duketon Belt Joint Venture with Newmont Duketon Pty. Ltd. and Regis Resources N.L. (refer Note 25). This joint venture has continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture. As the Company is not contributing any funding towards the project by agreement with the joint venture partner, these costs are met by its joint venture partners.

As at 30 June 2005, the Company does not have any significant contracted capital expenditure commitments.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

23. EXPENDITURE COMMITMENTS (CONT.)

RESEARCH AND DEVELOPMENT EXPENDITURE COMMITMENTS
On 15 June 2004, the Company entered into a Sponsored Research Agreement with C.Y. O'Connor ERADE Village Foundation in Perth, Western Australia pursuant to which Genetic Technologies Limited will contribute $900,000 per annum towards research for a period of five years, amounting to a total commitment of $4,500,000. The Company will own any intellectual property arising from the research undertaken by the Foundation. As at balance date, an amount of $3,150,000 remains payable under the Agreement.

On 31 May 2005, the Company agreed to extend its research agreement with King's College London on the "Bioinformatic and Functional Analysis of VNTR's" and "Genetics of Addiction" projects for the period from 1 June 2005 to 31 December 2005. The total expenditure commitment is GBP 51,360 which is payable in two instalments. The first of these payments, for GPB 25,680 ($60,853), was paid on 16 August 2005. As at balance date, an amount of GPB 25,680 remains payable under the Agreement.


24. CONTINGENT LIABILITIES

The consolidated entity has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the Duketon Belt Joint Venture in Western Australia in which the consolidated entity has a direct equity interest (refer Note 25). Until further information regarding the claims and the affected area becomes available, the consolidated entity will not be in a position to assess the likely effect, if any, of any claim. However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate.


25. JOINT VENTURES

The Company holds a direct equity interest in the Duketon Belt Joint Venture with Newmont Duketon Pty. Ltd. and Regis Resources N.L. covering various exploration licenses in Western Australia. The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations. All liabilities of the joint venture are borne by the joint venture partner. The Company's investment in the joint venture has been written down to nil. As a result of its election not to contribute its share of expenditures, the Company's interest in the joint venture was diluted down to 18.11% as at 30 June 2005 (2004: 18.82%).


---------------------------------------------------------------------------------------------------------------------------------
                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

26.   EMPLOYEE BENEFITS
 EMPLOYEE BENEFIT LIABILITY
   The aggregate employee benefit
    liability is comprised of:
  Provision for annual leave                               199,115             160,174               54,435             52,926
  Provision for long service leave                         141,299             159,422               70,871             97,479
  Accrued pay-as-you-go tax                                 93,445              60,956               50,166             22,062
  Accrued payroll tax                                       15,866               2,329                9,287                -
  Accrued superannuation                                    18,378              12,266                4,774                -
  Other employee benefit liabilities                         1,872               2,214                  -                  -
                                                      ---------------     ---------------      ---------------    ---------------

  Total employee benefit liability                         469,975             397,361              189,533            172,467
                                                      ===============     ===============      ===============    ===============

STAFF SHARE PLAN
On 30 November 2001, the Directors of the Company established a Staff Share Plan. Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grants options over the ordinary shares in the Genetic Technologies Limited to directors, executives, consultants and employees of the consolidated entity. The options, which are granted at nil cost, are typically granted for a term of six years. In accordance with the terms of the Plan, options vest in four equal tranches commencing on the first anniversary of a holder's employment or similar status. The options are not transferable and are not quoted on the Australian Stock Exchange. As at 30 June 2005, there were four directors, four executives, eight consultants and 25 employees who held options that had been granted under the Plan. Options granted under the Plan carry no rights to dividends and no voting rights.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

26. EMPLOYEE BENEFITS (CONT.)

 STAFF SHARE PLAN (CONT.)
 The fair value of each option granted under the Staff Share Plan is estimated using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2005 and 2004:

                                        2005                2004

 Dividend yield                          -                   -
 Historic volatility                     55%                 89%
 Risk-free interest rate               5.21%               5.80%
 Expected life of an option          5 years             6 years

Information regarding the movements in the number of options granted under the Staff Share Plan is as follows:

                                                                     2005                                    2004
                                                         NUMBER OF        WEIGHTED AVE.           NUMBER OF        WEIGHTED AVE.
                                                          OPTIONS         EXERCISE PRICE           OPTIONS        EXERCISE PRICE

 Balance at the beginning of the financial year          11,007,500           $0.55                9,720,000          $0.55
 Add: options granted during the year                     2,330,000           $0.50                2,750,000          $0.51
 Less: options exercised during the year                    (142,500)         $0.53                 (237,500)         $0.53
 Less: options that lapsed during the year                 (1,187,500)        $0.57               (1,225,000)         $0.54
                                                      ---------------     ---------------      ---------------    ---------------

 Balance at the end of the financial year                12,007,500           $0.54               11,007,500          $0.55
                                                      ===============     ===============      ===============    ===============

 Exercisable at the end of the financial year             6,564,375           $0.55                4,145,000          $0.56
                                                      ===============     ===============      ===============    ===============

The numbers of Staff Share Plan options outstanding as at 30 June 2005 are as follows:

 ASX CODE                OPTIONS OUTSTANDING            GRANT DATE         EXPIRY DATE         WEIGHTED AVE. EXERCISE PRICE
                        2005             2004
 GTGAA                 750,000              -          6 Sept. 2004       6 Sept. 2010                    $0.48
 GTGAC                 500,000              -          25 Nov. 2004      19 April 2010                    $0.48
 GTGAI               1,750,000         2,075,000       30 Nov. 2001       30 Nov. 2007                    $0.56
 GTGAM               4,250,000         4,250,000       30 Nov. 2001       30 Nov. 2007                    $0.61
 GTGAO                 902,500         1,157,500       30 Nov. 2001       30 Nov. 2007                    $0.49
 GTGAP               1,000,000         1,000,000       20 May 2003        20 May  2009                    $0.48
 GTGAQ               1,600,000         1,600,000       20 May 2003        20 May  2009                    $0.44
 GTGAS                 175,000           175,000       20 May 2003        20 May  2009                    $0.38
 GTGAW                     -             750,000       15 Dec. 2003       15 Dec. 2009                    $0.59
 GTGAZ                 580,000              -          27 Feb. 2004       27 Feb. 2010                    $0.56
 GTGAZ                 500,000              -          27 Feb. 2004       27 Feb. 2010                    $0.49
                  ---------------- -----------------

 Totals             12,007,500        11,007,500
                  ================ =================

SUPERANNUATION COMMITMENTS
The consolidated entity does not have any defined benefit funds. The consolidated entity makes statutory contributions to various superannuation funds on behalf of all employees at a rate of nine percent per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff. Contributions by the consolidated entity of up to nine percent per annum of employees' wages and salaries are legally enforceable in Australia.

                                       35

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
---------------------------------------------------------------------------------------------------------------------------------

27. AUDITORS' REMUNERATION Amounts received or due and receivable by Ernst &
 Young in respect of:
   An audit or review of the financial report of the entity and any other controlled entity

      Audit of Australian GAAP accounts                      95,750              72,500               90,750             72,500
      Audit of US GAAP accounts                             246,750                                  246,750
                                                                                142,500                                 142,500

   Other services in relation to the
   entity        and any other controlled entity
      Taxation services                                      55,000              35,000               55,000             35,000
      AIFRS diagnostic                                       14,000                 -                 14,000                -
                                                      ---------------     ---------------      ---------------    ---------------

                                                            411,500             250,000              406,500            250,000
 Amounts received or due and receivable by auditors
 other than Ernst & Young in respect of:
   An audit or review of the financial
   report of other controlled entities                        7,067              53,481                 -                44,926
                                                      ---------------     ---------------      ---------------    ---------------

Total auditors' remuneration                                418,567             303,481              406,500            294,926
                                                      ===============     ===============      ===============    ===============


28. OUTSIDE EQUITY INTEREST

 Reconciliation of outside equity interest in
 controlled entities:
 Balance at the beginning of the financial year             118,234          (114,336)                  -                  -
   Less: share of operating losses                         (114,337)         (132,922)                  -                  -
   Add: share of increased share capital                    151,784                 -                   -                  -
   Add/(less): movement in reserves                           8,845            (2,824)                  -                  -
   Add: share of losses in excess of investment                 -               368,606                 -                  -
                                                      ---------------     ---------------      ---------------    ---------------

Balance at the end of the financial year                    164,526             118,234                 -                  -
                                                      ===============     ===============      ===============    ===============


29.   LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

                                                           2005                2004
 Net loss                                               (10,420,232)        (10,467,207)
 Net loss attributable to outside equity interest           (46,292)           (235,684)
                                                      ---------------     ---------------

 Loss used in calculating loss per share                (10,466,524)        (10,702,891)
                                                      ===============     ===============

 Weighted average number of ordinary shares used
 in calculating loss per share                         315,264,068         277,806,689
                                                      ===============     ===============

The following options over ordinary shares in the Company are not considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of ordinary shares:

                                                           2005                2004
 Vendor options                                                -             65,835,614
 Directors' options                                            -              2,000,000
 Staff Share Plan options                                12,007,500          11,007,500
 Placement options                                        6,666,667           6,666,667
 Other options                                              600,000                -
                                                      ---------------     ---------------

 Total number of options outstanding                     19,274,167          85,509,781
                                                      ===============     ===============

                                       36

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

30.   DIRECTOR AND EXECUTIVE DISCLOSURES

DETAILS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES
  Specified Directors
  Dr. Mervyn Jacobson (Executive Chairman)
  Mr. Fred Bart (Non-Executive Deputy Chairman)
  Mr. Henry Bosch AO (Non-Executive)
  Mr. John S. Dawkins AO (Non-Executive)
  Mr. Robert J. Edge (Non-Executive)
  Prof. Deon J. Venter (Executive)
  Mr. Ian A. Dennis (Executive)

    Mr. Ian Dennis resigned as a Director on 25 November 2004.
    Mr. John Dawkins was appointed as a Director on 25 November 2004.
    Mr. Henry Bosch was appointed as a Director on 24 June 2005.

  Specified Executives
  Mr. Thomas G. Howitt (Chief Financial Officer and Company Secretary)
  Mr. Geoffrey E. Newing (Group General Manager Business Development)
  Mr. Ian N. Christensen (Group General Manager Intellectual Property)
  Mr. W. Ian Smith (General Manager Service Testing)
  Ms. M. Luisa Ashdown (Senior Analyst Licensing)

REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES
Remuneration policy
The Nomination and Remuneration Committee of the Board of Genetic Technologies
Limited (the "Committee") is responsible for determining and reviewing compensation arrangements for the Company's Directors and its Executive team.
The Committee assesses the appropriateness of the nature and amount of the emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and Executive team. Such officers are given certain flexibility to receive their base emolument in a variety of forms which, it is intended, will be optimal for the recipient without creating any additional cost for the Company.

To assist in achieving these objectives, the Committee links the nature and amount of the emoluments paid to Executive Directors and Officers to the Company's financial and operational performance. All Directors and Executives have the opportunity to qualify for participation in the Company's Staff Share
Plan which currently provides incentives where specified criteria are met, including criteria relating to profitability, cash flow and share price growth.

Remuneration of Specified Directors
                                          PRIMARY BENEFITS              POST EMPLOYMENT                 EQUITY
   NAME OF DIRECTOR              YEAR      SALARY / FEES       SUPERANNUATION        TERMINATION       OPTIONS         TOTALS
                                                 $                    $                   $               $              $
   Dr. Mervyn Jacobson           2005         300,000                 -                       -            -          300,000
                                 2004         300,000                 -                       -            -          300,000

   Mr. Fred Bart                 2005          30,000                2,700                    -            -           32,700
                                 2004          30,000                 -                       -            -           30,000

   Mr. Henry Bosch AO            2005            -                    -                       -            -             -
    (appointed 24 June 2005)     2004            -                    -                       -            -             -
   Mr. John S. Dawkins AO        2005          18,044                1,624                    -            -           19,668
    (appointed 24 November       2004            -                    -                       -            -              -

   Mr. Robert J. Edge            2005          30,000                2,700                    -         23,119         55,819
                                 2004           5,918                 -                       -            -            5,918

   Prof. Deon J. Venter          2005         109,038                2,804                    -         89,250        201,092
                                 2004         137,725                 -                       -         52,183        189,908

   Mr. Ian A. Dennis             2005         207,440               20,175                7,396            -          265,011
    (resigned 24 November        2004         200,500               19,500                    -            -          220,000
   2004)
                                         ------------------- -------------------- ------------------ ------------- --------------

   Totals                        2005         694,522               30,003                37,396       112,369        874,290
                                 2004         674,143               19,500                    -         52,183        745,826
                                         =================== ==================== ================== ============= ==============

                                       37
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GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

30. DIRECTOR AND EXECUTIVE DISCLOSURES (CONT.)

REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES (CONT.)
Remuneration of Specified Executives
                                          PRIMARY BENEFITS              POST EMPLOYMENT                 EQUITY
   NAME OF EXECUTIVE             YEAR      SALARY / FEES       SUPERANNUATION        TERMINATION       OPTIONS         TOTALS
                                                 $                    $                   $               $              $
   Mr. Thomas G. Howitt          2005           166,153             14,953                -             21,253        202,359
                                 2004             8,000                775                                 -            8,775

   Mr. Geoffrey E. Newing        2005           100,000                -                  -                -          100,000
    (appointed 15 November       2004              -                   -                  -                -             -
     2004)

   Mr. Ian N. Christensen        2005           119,734             18,900                -             18,075        156,709
                                 2004           113,415             18,200                -                -          131,615

   Mr. W. Ian Smith              2005           130,165             11,714                -             -             141,879
                                 2004           128,868             11,598                -             -             140,466

   Ms. M. Luisa Ashdown          2005           118,480              8,974                -             -             127,454
                                 2004           118,938             10,074                              -             129,012

   Dr. Adrian L.M. Hodgson       2005           120,579             10,852               313            -             131,744
    (resigned 12 May 2005)       2004           133,267             11,003                -             39,010        183,280

   Dr. Glenn Tong                2005            46,780              4,210            14,623            -              65,613
    (resigned 29 October 2004)   2004           124,992             11,249                -             -             136,241

                                         ------------------- -------------------- ------------------ ------------- --------------

   Totals                        2005           801,891             69,603               14,936         39,328        925,758
                                 2004           627,480             62,899                              39,010        729,389

                                         =================== ==================== ================== ============= ==============

REMUNERATION OPTIONS: GRANTED AND VESTED
During the financial year, options were granted as equity compensation benefits to certain Specified Directors and Specified Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.
The options have an expiry period of six years after granting and vest proportionately over a four year period from the date on which the specified
Director or Executive commenced employment.

 NAME OF OPTIONHOLDER            NUMBER OF OPTIONS      GRANT DATE     EXERCISE    VALUE PER           EXERCISE DATES
                                VESTED     GRANTED                      PRICE         OPTION       FIRST           LAST
 SPECIFIED DIRECTOR
 Dr. Mervyn Jacobson            500,000         -           -             -            -             -               -
 Mr. Fred Bart                  125,000         -           -             -            -             -               -
 Mr. Henry Bosch AO                 -           -           -             -            -             -               -
 Mr. John S. Dawkins AO             -           -           -             -            -             -               -
 Mr. Robert J. Edge                 -        500,000   25 Nov. 2004     $0.48        $0.31      25 Nov. 2005   19 April 2010
 Prof. Deon J. Venter           250,000         -           -             -            -             -               -

 SPECIFIED EXECUTIVE
 Mr. Thomas G. Howitt               -        750,000   6 Sept. 2004     $0.48        $0.14      6 Sept. 2005   6 Sept. 2010
 Mr. Geoffrey E. Newing             -           -           -             -            -             -               -
 Mr. Ian N. Christensen          75,000         -           -             -            -             -               -
 Mr. W. Ian Smith                75,000         -           -             -            -             -               -
 Ms. M. Luisa Ashdown            75,000         -           -             -            -             -               -
                              ----------- ------------

 Totals                       1,100,000    1,250,000
                              =========== ============

SHARES ISSUED ON EXERCISE OF REMUNERATION OPTIONS
During the financial year, the following options were exercised by Specified
Directors and Specified Executives:

 NAME OF OPTIONHOLDER          NUMBER OF SHARES ISSUED       AMOUNT PAID PER SHARE       AMOUNT UNPAID PER SHARE

 SPECIFIED EXECUTIVE
 Dr. Glenn Tong                        75,000                       $0.56                           -

                                       38

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

30. DIRECTOR AND EXECUTIVE DISCLOSURES (CONT.)

OPTIONHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES AND PERSONALLY-RELATED ENTITIES
 NAME OF OPTIONHOLDER         OPENING            NUMBER OF OPTIONS            CLOSING          VESTED AS AT 30 JUNE 2005
                              BALANCE     GRANTED    EXERCISED    LAPSED      BALANCE       TOTAL          NOT      EXERCISABLE
                                                                                                       EXERCISABLE
 SPECIFIED DIRECTOR
 Dr. Mervyn Jacobson        53,000,000         -     (49,000,000)(2,000,000) 2,000,000     2,000,000      500,000   1,500,000
 Mr. Fred Bart                 500,000         -         -           -         500,000       500,000      125,000     375,000
 Mr. Henry Bosch AO                -           -         -           -             -            -            -            -
 Mr. John S. Dawkins AO            -           -         -           -             -            -            -            -
 Mr. Robert J. Edge                -       500,000       -           -         500,000       500,000      500,000         -
 Prof. Deon J. Venter        1,000,000         -         -           -       1,000,000     1,000,000      750,000     250,000

 SPECIFIED EXECUTIVE
 Mr. Thomas G. Howitt              -       750,000       -           -         750,000       750,000      750,000         -
 Mr. Geoffrey E. Newing            -           -         -           -             -            -            -            -
 Mr. Ian N. Christensen        300,000         -         -           -         300,000       300,000      150,000     150,000
 Mr. W. Ian Smith              300,000         -         -           -         300,000       300,000       75,000     225,000
 Ms. M. Luisa Ashdown          300,000         -         -           -         300,000       300,000       75,000     225,000
                            ------------ ----------- ----------- ----------- ----------- ------------- ------------ -----------

 Totals                     55,400,000   1,250,000   (49,000,000)(2,000,000) 5,650,000     5,650,000    2,925,000   2,725,000
                            ============ =========== =========== =========== =========== ============= ============ ===========

SHAREHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES
 SHARES HELD IN GENETIC                OPENING             NUMBER OF SHARES                ACQUIRED ON             CLOSING
 TECHNOLOGIES LIMITED                  BALANCE          BOUGHT            SOLD         EXERCISE OF OPTIONS         BALANCE
 SPECIFIED DIRECTOR
 Dr. Mervyn Jacobson                 101,200,900          -                -                49,000,000           150,200,900
 Mr. Fred Bart                        25,918,214          -                -                         -            25,918,214
 Mr. Henry Bosch AO                           -        185,000             -                         -               185,000
 Mr. John S. Dawkins AO                       -           -                -                         -                     -
 Mr. Robert J. Edge                           -           -                -                         -                     -
 Prof. Deon J. Venter                         -           -                -                         -                     -

 SPECIFIED EXECUTIVE
 Mr. Thomas G. Howitt                         -           -                -                         -                     -
 Mr. Geoffrey E. Newing                       -           -                -                         -                     -
 Mr. Ian N. Christensen                       -           -                -                         -                     -
 Mr. W. Ian Smith                        100,000          -                -                         -               100,000
 Ms. M. Luisa Ashdown                    712,500          -            (390,455)               350,000               672,045
                                   ---------------- ---------------- --------------- ------------------------ ------------------

 Totals                              127,931,614       185,000         (390,455)            49,350,000           177,076,159
                                   ================ ================ =============== ======================== ==================

All equity transactions with Specified Directors and Specified Executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm's length.

OTHER TRANSACTIONS AND BALANCES WITH SPECIFIED DIRECTORS AND SPECIFIED
EXECUTIVES

During the year, GeneType Pty. Ltd. (a wholly-owned controlled entity) paid a total of $419,769 (2004: $373,879) to Bankberg Pty. Ltd., a company associated with Dr. Mervyn Jacobson, in rent and outgoings paid in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Company.

During the year, the Company paid a total of $36,000 (2004: $36,000) to 4F
Investments Pty. Ltd., a company associated with Mr. Fred Bart, in respect of consulting services provided to the Company. During the same period, 4F
Investments Pty. Ltd. paid an amount of $23,381 (2004: $31,560) to the Company in reimbursement of rent and outgoings paid in respect of the office premises leased by the Company in Sydney.

During the year, Electro Optic Systems Holdings Limited and Global Properties
Limited, companies of which Mr. Fred Bart and Mr. Ian Dennis are directors and shareholders, collectively paid an amount of $37,503 (2004: $47,340) to the Company in reimbursement of rent and outgoings paid in respect of the office premises leased by the Company in Sydney.

During the year, the Company held 30,189 common shares in XY, Inc. of which Dr.
Mervyn Jacobson is Chairman and CEO.

All transactions with Specified Directors and Specified Executives are undertaken on normal commercial terms and conditions.

                                       39

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

31.   CONTROLLED ENTITIES

GROUP STRUCTURE
As at 30 June 2005, the structure of Genetic Technologies Limited and its controlled entities may be depicted as follows:



                                 GRAPHIC OMITTED




INVESTMENTS IN CONTROLLED ENTITIES
                                                        DATE AND                GROUP INTEREST               NET CARRYING
NAME OF GROUP COMPANY                                   PLACE OF                      (%)                       VALUE
                                                     INCORPORATION                                               ($)
                                                                               2005         2004          2005          2004
Entities held directly by parent entity
  GeneType Pty. Ltd.                                5 September 1990
                                                  Victoria, Australia          100%         100%               1             1
  Simons GeneType Diagnostics Pty. Ltd.               18 July 1989
                                                  Victoria, Australia          100%         100%               1             1
  RareCellect Limited                                 7 March 2001
                                                   N.S.W., Australia           100%         100%              10            10
  GeneType AG                                       13 February 1989
                                                    Zug, Switzerland           100%         100%          26,698        26,698
  GeneType Corporation                              18 December 1989
                                                   California, U.S.A.          100%         100%             -             -
  Gtech International Resources Limited          29 November 1968 Yukon
                                                   Territory, Canada          75.8%         78.2%        424,535       424,535
  ImmunAid Pty. Ltd.                                 21 March 2001
                                                  Victoria, Australia         65.0%         60.0%            -              36
                                                                                                      ------------- -------------

Total carrying value                                                                                     451,245       451,281
                                                                                                      ============= =============
                                                                                                      ============= =============

Entities held by other controlled entities
  Silbase Scientific Services Pty. Ltd.             12 November 1997
                                                  Victoria, Australia          100%         100%               2             2
  Genetic Technologies Corporation Pty. Ltd.    11 October 1996 N.S.W.,
                                                       Australia               100%         100%               2             2
  AgGenomics Pty. Ltd.                              15 February 2002
                                                  Victoria, Australia         50.1%         50.1%             50            50

                                       40

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

32.   SEGMENT INFORMATION

BUSINESS SEGMENTS (PRIMARY SEGMENT)
SEGMENT                           BIOTECHNOLOGY            INVESTMENT                OTHER                CONSOLIDATED
Year ended 30 June               2005       2004        2005        2004       2005        2004         2005         2004
                                  $           $           $          $           $           $           $            $
SEGMENT REVENUE
External sales                 8,962,441   2,442,323     640,239  1,326,770        -           -       9,602,680    3,769,093
Other revenues                 1,250,783     943,692        -          -           -           -       1,250,783      943,692
                              ---------- ----------- ----------- ---------- ----------- ----------- ------------ ------------

Total segment revenue         10,213,224   3,386,015     640,239  1,326,770        -           -      10,853,463    4,712,785
                              ========== =========== =========== ========== =========== =========== ============ ============

SEGMENT RESULTS               (11,032,480(11,522,171)    612,248  1,054,964        -           -    (10,420,232) (10,467,207)
                              ========== =========== =========== ========== =========== =========== ============ ============

SEGMENT ASSETS                42,818,804 37,515,473      656,353    725,704        -           -      43,475,157 38,241,177
                              ========== =========== =========== ========== =========== =========== ============ ============

SEGMENT LIABILITIES           6,515,818  4,017,130          -          -           -           -       6,515,818    4,017,130
                              ========== =========== =========== ========== =========== =========== ============ ============

OTHER SEGMENT INFORMATION
Amortisation expenses         (3,707,837)(3,152,377)        -          -           -           -     (3,707,837)  (3,152,377)
Depreciation expenses          (727,748)   (558,740)        -          -           -           -       (727,748)    (558,740)
Purchase of plant and
equipment and other           2,129,395  7,421,659          -          -           -           -       2,129,395    7,421,659
non-current assets

GEOGRAPHIC SEGMENTS (SECONDARY SEGMENT)
SEGMENT                             AUSTRALIA                CANADA               SWITZERLAND             CONSOLIDATED
Year ended 30 June               2005       2004        2005        2004       2005        2004         2005         2004
                                  $           $           $          $           $           $           $            $
SEGMENT REVENUE
Sales                         10,843,175   4,446,805        -          -           -           -      10,843,175    4,446,805
Other revenues                      -           -         10,288    265,980        -           -          10,288      265,980
                              ---------- ----------- ----------- ---------- ----------- ----------- ------------ ------------

Total segment revenue         10,843,175   4,446,805      10,288    265,980        -           -      10,853,463    4,712,785
                              ========== =========== =========== ========== =========== =========== ============ ============

SEGMENT RESULTS               (10,373,811(10,364,573)   (24,076)    151,561    (22,345)   (254,195) (10,420,232) (10,467,207)
                              ========== =========== =========== ========== =========== =========== ============ ============

SEGMENT ASSETS                42,896,476  37,675,263     555,228    547,297      23,453      18,617   43,475,157   38,241,177
                              ========== =========== =========== ========== =========== =========== ============ ============

LIABILITIES                    6,489,771   4,006,955                             20,371       5,623    6,515,818    4,017,130
                                                           5,676      4,552
                              ========== =========== =========== ========== =========== =========== ============ ============

OTHER SEGMENT INFORMATION
Amortisation expenses         (3,707,837)(3,152,377)        -          -           -           -     (3,707,837)  (3,152,377)
Depreciation expenses          (727,748)   (558,740)        -          -           -           -       (727,748)    (558,740)
Purchase of plant and
equipment and other           2,129,395  7,421,659          -          -           -           -       2,129,395    7,421,659
non-current assets

SEGMENT PRODUCTS AND LOCATIONS
The principal business segment of the consolidated entity is biotechnology, as described in detail elsewhere in this Report. The principal geographic segment is Australia, with the Company's headquarters being located in Melbourne in the State of Victoria.

SEGMENT ACCOUNTING POLICIES
Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies other than those described in Note 1.(b) relating to cash and cash equivalents.

                                       41

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

33.   FINANCIAL INSTRUMENTS

INTEREST RATE RISK
The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised, as at 30 June 2005 are as follows:

 FINANCIAL INSTRUMENTS              YEAR     FLOATING RATE       OTHER        NON-INTEREST     TOTAL CARRYING     WEIGHTED AVE.
                                                              (REFER NOTE)       BEARING           AMOUNT         EFFECTIVE RATE
                                                  $                $               $                 $                  %
 Financial assets
   Commercial bills of exchange       2005          -            8,170,183            -            8,170,183             5.65%
                                      2004          -            7,000,000            -            7,000,000             5.43%

   Term deposits                      2005          -            6,000,000            -            6,000,000             5.71%
                                      2004          -              -                  -                 -                  -

   Other deposits                     2005          -            1,219,251            -            1,219,251             5.57%
                                      2004          -            1,606,930            -            1,606,930             5.20%

   Cash at bank                       2005     3,024,313           -                  -            3,024,313             2.39%
                                      2004     2,756,091                              -            2,756,091             1.75%

   Cash on hand                       2005          -              -                  270                270             N/A
                                      2004          -                                 270                270             N/A


   Trade debtors                      2005          -              -               572,878            572,878            N/A
                                      2004          -              -               275,106            275,106            N/A

   Performance bond                   2005          -               87,514             -              87,514             5.46%
                                      2004          -               38,655             -              38,655             4.98%

   Unlisted shares                    2005          -              -               656,353           656,353             N/A
                                      2004          -              -               725,704            725,704            N/A
                                            ---------------- --------------- ---------------- ------------------

 Total financial assets               2005     3,024,313        15,476,948      1,229,501         19,730,762
                                      2004     2,756,091         8,645,585      1,001,080         12,402,756
                                            ================ =============== ================ ==================
 Financial liabilities
   Trade and other creditors          2005          -              -             2,581,609          2,581,609            N/A
                                      2004          -              -             1,845,542          1,845,542            N/A

   Accrued expenses                   2005          -              -               407,102            407,102            N/A
                                      2004          -              -                69,521             69,521            N/A

   Hire purchase liabilities          2005          -            1,343,412                 -       1,343,412             7.10%
                                      2004          -              -                       -                            -

   Unsecured loan                     2005          -              -               700,000            700,000            N/A
                                      2004          -              -               700,000            700,000            N/A
                                            ---------------- --------------- ---------------- ------------------

 Total financial liabilities          2005          -            1,343,412      3,688,711          5,032,123
                                      2004          -              -            2,615,063          2,615,063
                                            ================ =============== ================ ==================

Note: All other periods in respect of financial assets are for less than one year. In respect of the hire purchase liability, the interest rates are fixed for the terms of the facility, which is less than one year (in respect of $435,431) and between one and five years (in respect of $907,981).

NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
All financial assets and liabilities have been recognised at 30 June 2005 at their net fair values.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------


33. FINANCIAL INSTRUMENTS (CONT.)

NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade debtors: the carrying amount approximates fair value.

Performance bond: the carrying amount approximates fair value due to its short term to maturity.

Unlisted shares: the carrying amount has been written down to net realisable value which approximates fair value.

Trade and other creditors: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

Unsecured loan (non-current): the carrying amount equals the principal amount of the loan.

CREDIT RISK EXPOSURES
The consolidated entity's maximum exposures to credit risk as at 30 June 2005 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the Statement of Financial Position.

CONCENTRATIONS OF CREDIT RISK
Financial assets included on the Statement of Financial Position that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade debtors. The Company minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company does not require collateral to provide credit to its customers, however, the majority of the Company's customers are large, reputable organisations and, as such, the risk of credit exposure is limited. The Company has not entered into any transactions that would qualify as a financial derivative instrument.

As at 30 June 2005, two customers collectively accounted for 58.0% of the trade debtors of the consolidated entity:

                                                                   AMOUNT DUE (PERCENTAGE OF TOTAL DEBTORS)
                                                                        2005                     2004
 Name of debtor                                                           $                        $
   South Eastern Sydney and Illawarra Area Health Service           180,420 (31.5%)                 -
   Plant Biotechnology Centre of Victoria                           151,525 (26.5%)                 -

As at the date of this Financial Report, the amounts due from these customers as at 30 June 2005 had been received in full.

FOREIGN EXCHANGE RATE RISK MANAGEMENT
The Company is exposed to foreign currency exchange risk through primary financial assets and liabilities. It is the Company's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Company incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Company.


34.   RELATED PARTY DISCLOSURES

ULTIMATE PARENT
Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

TRANSACTIONS WITHIN THE WHOLLY-OWNED GROUP
During the year ended 30 June 2005, Genetic Technologies Limited, the chief entity, paid a total of $285 in interest to GeneType AG, a controlled entity, in respect of an outstanding loan between the parties. The interest was charged at commercial, arm's-length rates.

OTHER RELATED PARTY TRANSACTIONS
As at 30 June 2005, a net amount of $14,564,022 (2004: $10,144,217) was receivable by Genetic Technologies Limited from its various controlled entities. The loans are unsecured, generally interest free and there are no fixed terms of repayment.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

35.   SUBSEQUENT EVENTS

On 7 July 2005, the Company announced that its disputes with the Auckland District Health Board, as the representative of all the New Zealand district health boards plus the New Zealand Blood Service (together "ADHB") had all been settled. Such disputes related to law suits filed in New Zealand in 2004 by ADHB against the Company's non-coding DNA analysis patent and its genomic mapping patent. As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other. Further, both parties agreed not to pursue the other in future, in relation to these patents. In addition, as part of the settlement, the Company granted commercial licences to its non-coding patents to one commercial and three government entities in New Zealand that together paid a total of NZD 450,000.

On 23 August 2005, the Company granted a total of 2,450,000 options under the Staff Share Plan. On the same date, the Company issued 20,000 fully paid ordinary shares in part consideration for the purchase of certain intellectual property.

On 2 September 2005, the Company completed the listing of its Level II American Depositary Receipts (ADRs) on the NASDAQ National Market in the USA. Each ADR comprises 30 of the Company's fully paid ordinary shares and trade under the ticker symbol GENE. The listing of the ADRs provides the Company with access to the vast North American capital markets and invaluable exposure for the Company to a wide range of US and European investors.


36.   IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Genetic Technologies Limited has commenced transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ending 30 June 2006. The Company has reviewed each of the areas in order of priority, with priority given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, being Genetic Technologies Limited's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are Management's best estimates of the quantitative impact of the changes as at the date of preparing the Financial Report for the year ended 30 June 2005. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) on-going work being undertaken; (b) potential amendments to AIFRS and Interpretations thereof being issued by the standard setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

QUANTIFIED DISCLOSURES

1. Under AASB 2 Share-based Payments, the Company would recognise the fair value of options issued to employees as remuneration as an expense on a pro-rata basis in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognised under AGAAP. This would result in an increase in loss from AGAAP to AIFRS of $122,655 for the year ended 30 June 2005, with the corresponding entry being made to increase contributed equity. The transitional increase to accumulated losses at 1 July 2004 would be $391,721.

2. Management has decided to apply the exemption provided in AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards ("AASB 1") which permits entities to apply the requirements of AASB 3: Business Combinations prospectively ("AASB 3") and not to apply the AASB 3 requirements to any business combinations that occurred before the date of transition to AIFRS, being 1 July 2004.

3. Under AASB 3, goodwill will no longer be able to be amortised but instead will be subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. This will result in a change in the Company's current accounting policy which amortises goodwill over its useful life. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of the change in accounting policy relating to impairment is impracticable. The removal of an amortisation charge will have a positive impact on the Company's result. The Company has adopted the exemption under AASB 1 and has not elected to apply AASB 3 retrospectively and hence, amortisation of $65,124 would not be written back as at 1 July 2004 the date of transition. However, goodwill amortisation of $23,900 will be reversed as at 30 June 2005 and impairment tests applied.

4. Management has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 121: The Effects of Changes in Foreign Exchange Rates. Under this exemption, the Company's cumulative translation differences for all foreign operations are deemed to be zero at transition date, being 1 July 2004. As of transition date, the balance of the foreign currency translation reserve was $717,076.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------


36.  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONT.)

DISCLOSURES NOT YET QUANTIFIED
1. Under AASB 136: Impairment of Assets, the recoverable amount of an asset is determined as the higher of its net selling price and value in use. This will result in a change in the Company's current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows. The Company's assets including goodwill will be tested for impairment on transition and each subsequent reporting date as part of the cash generating unit to which they belong. Reliable estimation of the effects of this change in accounting policy is impracticable because the conditions under which the impairment will be assessed are not yet known.

2. AASB 112: Income Taxes requires the Company to use a balance sheet liability method, rather the current income statement method which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. The Company is currently determining its assets for tax purposes which may result in the recognition of a deferred tax liability in relation to those assets.

3. Management has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 132: Financial
     Instruments: Presentation and Disclosures and AASB 139: Financial
     Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. The Company is in the process of determining the impact that adopting the standards would have on the financial statements of the Company.

4. No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

1.  In the opinion of the Directors:

     (a) the financial statements and notes of the Company and the consolidated entity are in accordance with the Corporations Act 2001, including:

          (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

          (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

     (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2005.


On behalf of the Board.





DR. MERVYN JACOBSON
----------------------------
Executive Chairman

Melbourne, 23 September 2005

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

ASX ADDITIONAL INFORMATION

Additional information required by the Listing Rules of the Australian Stock Exchange and not disclosed elsewhere in this Annual Report. The information provided is current as at 9 September 2005.


HOME EXCHANGE

The Company's ordinary shares are quoted on the Australian Stock Exchange Limited. The Home Exchange is Perth, Western Australia. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market in the USA. Each ADR comprises 30 fully paid ordinary shares and trades under the ticker symbol GENE.


DISTRIBUTION OF EQUITY SECURITIES

The numbers of shareholders, ranked by size of holding, in each class of shares are as follows:

 RANGE OF SHARES             NUMBER OF HOLDERS             NUMBER OF SHARES
      1 - 1,000                      328                          251,574
  1,001 - 5,000                    1,306                        4,005,726
  5,001 - 10,000                     838                        7,089,551
 10,001 - 100,000                  1,344                       45,297,662
 100,001 and over                    204                      305,745,386
                               -----------                -----------------

         TOTALS                    4,020                      362,389,899
                               ===========                =================

The number of shareholders holding less than a "marketable parcel" of shares (being 1,076 shares) is 338.


TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest shareholders of the Company's ordinary shares are:

     RANK       NAME OF SHAREHOLDER                                          NUMBER OF SHARES             PERCENTAGE HELD
      1         ANZ Nominees Limited                                            147,914,993                      40.82%
      2         Dr. Mervyn Jacobson group                                        32,466,900                       8.96%
      3         Security & Equity Resources Limited                              25,918,214                       7.15%
      4         C.Y. O'Connor ERADE Village Foundation                           16,666,667                       4.60%
      5         Ms. Gail Bratz                                                    8,551,433                       2.36%
      6         Dr. Mervyn Jacobson (trustee account)                             3,653,037                       1.01%
      7         Fodiro Pty. Ltd.                                                  3,201,983                       0.88%
      8         Kale Capital Corporation Limited                                  2,335,650                       0.64%
      9         Ms. Elizabeth Sy                                                  2,214,000                       0.61%
      10        J.P. Morgan Nominees Australia Limited                            1,916,982                       0.53%
      11        Mr. John V. Egan                                                  1,764,000                       0.49%
      12        UBS Nominees Pty. Ltd.                                            1,734,358                       0.48%
      13        Jetopay Pty. Ltd.                                                 1,627,676                       0.45%
      14        Link Traders (Aust.) Pty. Ltd.                                    1,500,000                       0.41%
      15        Mr. Bernhard Bart                                                 1,400,000                       0.39%
      16        Citicorp Nominees Pty. Ltd.                                       1,205,207                       0.33%
      17        Westpac Custodian Nominees Limited                                1,167,000                       0.32%
      18        Dr. Michael Balint                                                1,120,000                       0.31%
      19        M. Sailer Investments, Inc.                                       1,114,200                       0.31%
      20        Mr. Bernard Stang                                                 1,087,959                       0.30%
                                                                            -----------------                -----------

    TOTALS                                                                      258,560,259                      71.35%
                                                                            =================                ===========

GENETIC TECHNOLOGIES LIMITED                               2005 Financial Report

--------------------------------------------------------------------------------

SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders, holding shares representing more than five percent of the Company's totals issued capital, who have notified the Company in accordance with section 671B of the Corporations Act 2001 are:

NAME OF SUBSTANTIAL SHAREHOLDER      NUMBER OF SHARES         PERCENTAGE HELD
Dr. Mervyn Jacobson                      150,200,900              41.45%
Mr. Fred Bart                             25,918,214               7.15%


RESTRICTED SECURITIES

As at 9 September 2005, a total of 13,333,333 ordinary shares held by C.Y. O'Connor ERADE Village Foundation were subject to a voluntary escrow agreement with the Company. Pursuant to the agreement dated 15 June 2004, no more 20% of the escrowed shares may be sold in any given 12-month period between 12 months and 60 months from 4 December 2004.


VOTING RIGHTS

Rule 74 of the Company's Constitution stipulates the voting rights of Members as follows:

     "Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

      (a) On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and

      (b) On a poll every person present who is a Member or proxy, attorney or Representative has:

          (i) For each fully paid share that the person holds or represents: one vote; and

          (ii) For each share other than a fully paid share that the person holds or represents: that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited)."


INTERESTS IN MINING TENEMENTS

As at 9 September 2005, the Company held an 18.11% interest in the following mining tenements by virtue of its direct equity interest in the Duketon Belt Joint Venture with Newmont Duketon Pty. Ltd. and Regis Resources N.L. All tenements are situated in the Duketon Greenstone Belt, which is located approximately 100 kilometres north of Laverton, Western Australia.

        TENEMENT                   TENEMENT                  TENEMENT
        E 38/379                   M 38/317                  M 38/492
        L 38/20                    M 38/341                  M 38/493
        L 38/47                    M 38/352                  M 38/494
        L 38/49                    M 38/408                  M 38/495
        M 38/114                   M 38/409                  M 38/503
        M 38/262                   M 38/487                  M 38/528
        M 38/283                   M 38/488                  M 38/629
        M 38/292                   M 38/489                  M 38/630
        M 38/303                   M 38/490                  M 38/702
        M 38/316                   M 38/491                  M 38/703

ERNST & YOUNG



AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF GENETIC TECHNOLOGIES LIMITED

In relation to our audit of the financial report of Genetic Technologies Limited and its controlled entities for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.




Ernst & Young




Garry Wayling
Partner
Date:  29 September 2005


                                    Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

ERNST & YOUNG


INDEPENDENT AUDIT REPORT TO MEMBER OF GENETIC TEHCNOLOGIES LIMITED

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Genetic Technologies Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

o examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

o assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

                                    Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

ERNST & YOUNG


We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the annual report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the financial report of Genetic Technologies Limited is in accordance with:

(a)      the Corporations Act 2001, including:

         (i) giving a true and fair view of the financial position of Genetic Technologies Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

         (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)      other mandatory financial reporting requirements in Australia.


Ernst & Young




Garry Wayling
Partner
Date:  29 September 2005